# Dreyfus BASIC Municipal Money Market Fund

**ANNUAL REPORT** August 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC Municipal Money Market Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic conditions generally remained unsettled over the past year. A persistent credit crisis and slower U.S. economic growth prompted the Federal Reserve Board (the "Fed") to reduce interest rates aggressively for much of the reporting period in an attempt to forestall further economic deterioration. However, resurgent inflationary pressures, including soaring food and energy prices, later led the Fed to refrain from further easing, and short-term interest rates were unchanged over the reporting period's final four months. As a result, money market yields declined sharply before stabilizing in the spring.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, and the Fed is likely to keep interest rates low. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of September 1, 2007, through August 31, 2008, as provided by Colleen Meehan, Senior Portfolio Manager*

### Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus BASIC Municipal Money Market Fund produced a yield of 2.46%. Taking into account the effects of compounding, the fund also produced an effective yield of 2.49%.[1]

Yields of tax-exempt money market instruments declined along with short-term interest rates over much of the reporting period, as the Federal Reserve Board (the "Fed") sought to stimulate economic growth and address the credit crisis.

### The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality, municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest.

New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. We also may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

### Interest Rates Fell due to Credit and Economic Woes

Economic conditions deteriorated over much of the reporting period as a result of slumping U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis originating among sub-prime mortgages caused investors to flock to the relative safety of U.S. Treasury securities and money market funds. The Fed began to address these issues by injecting liquidity into the banking system and reducing the federal funds rate from 5.25% to 4.75% in September 2007, the first reduction in more than four years. However, news of massive sub-prime related losses among major financial institutions led to renewed market turbulence, and the Fed responded with additional rate cuts in October and December.

Signs of economic weakness accumulated in early 2008, including the first monthly job losses in more than four years. The Fed took aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Despite these moves and a stimulus package passed by Congress, the economy continued to deteriorate amid steady job losses and intensifying deleveraging pressures on financial institutions. Additional rate cuts by the Fed followed in March and April, driving the federal funds rate to 2%. The Fed left interest rates unchanged over the remainder of the reporting period due to inflationary pressures stemming from higher commodity prices.

### Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with interest rates, a record level of assets flowed into municipal money market funds from risk-averse investors. Early in the reporting period, robust demand was met with an ample supply of tax-exempt instruments, but unrelenting investor demand later began to exceed supply, putting downward pressure on short-term yields.

The fiscal conditions of most issuers remained sound during the reporting period. However, the economic downturn and housing slump are widely expected to result in renewed budget pressures for many states, which are currently considering proposals to bridge projected shortfalls in upcoming fiscal years.

### Maintaining a Conservative Investment Posture

As always, we have invested exclusively in tax-exempt money market instruments that have been approved by our credit analysts. We generally have avoided instruments that may be affected by concerns surrounding certain insurers, banks and broker-dealers. Instead, we have focused on direct, high-quality municipal obligations. We also have attempted to diversify the fund as broadly as we deem practical.

During the reporting period, we set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields while interest rates declined. Recently, we began to increase liquidity and move the fund's weighted average maturity to a more neutral position as recent credit events began to unfold, and we remain prepared to adjust the fund's portfolio should market conditions change.

September 15, 2008

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice. Had these expenses not been absorbed, the fund's yield would have been 2.29% and the fund's effective yield would have been 2.32%.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2008

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.27 |
| Ending value (after expenses) | $1,009.90 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.29 |
| Ending value (after expenses) | $1,022.87 |

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS
August 31, 2008

| Short-Term Investments−99.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama−2.3%** | | | | |
| Birmingham Industrial Development Board, Revenue (Diamond Displays, Inc. Project) (LOC; Regions Bank) | 2.04 | 9/7/08 | 2,195,000 a | 2,195,000 |
| Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank) | 1.90 | 9/7/08 | 2,300,000 a | 2,300,000 |
| Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank) | 1.95 | 9/7/08 | 1,800,000 a | 1,800,000 |
| Jefferson County, Sewer Revenue Capital Improvement Warrants | 5.38 | 2/1/09 | 1,780,000 b | 1,824,532 |
| **Arkansas−2.9%** | | | | |
| Morgan Keegan Municipal Products Inc. (Arkansas Development Finance Authority, SFMR) (Liquidity Facility; BNP Paribas and LOC; Natixis) | 2.14 | 9/7/08 | 10,495,000 a,c | 10,495,000 |
| **Colorado−2.7%** | | | | |
| CollegeInvest, Education Loan Revenue (LOC; Lloyds TSB Bank PLC) | 1.95 | 9/7/08 | 5,000,000 a | 5,000,000 |
| Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California) | 1.85 | 9/7/08 | 2,000,000 a | 2,000,000 |
| Solaris Metropolitan District Number 1, Property Tax Revenue (LOC; Key Bank) | 1.89 | 9/7/08 | 2,610,000 a | 2,610,000 |
| **District of Columbia−2.3%** | | | | |
| Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank) | 1.92 | 9/7/08 | 6,350,000 a,c | 6,350,000 |
| District of Columbia, Revenue (Idea Public Charter School) (LOC; Allfirst Bank) | 1.89 | 9/7/08 | 2,100,000 a | 2,100,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Florida−4.8%** | | | | | |
| Capital Trust Agency, MFHR (Brittany Bay Apartments −Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC) | 2.08 | 9/7/08 | 2,835,000 | a,c | 2,835,000 |
| Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue | 4.50 | 6/1/09 | 10,000,000 | | 10,072,313 |
| Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg) | 1.65 | 11/13/08 | 3,000,000 | | 3,000,000 |
| Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank) | 1.90 | 9/7/08 | 1,450,000 | a | 1,450,000 |
| **Georgia−.8%** | | | | | |
| Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank) | 1.90 | 9/7/08 | 3,000,000 | a | 3,000,000 |
| **Illinois−2.9%** | | | | | |
| Chicago, Collateralized SFMR | 3.58 | 10/7/08 | 505,000 | | 505,000 |
| Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Wachovia Bank) | 2.00 | 9/7/08 | 3,820,000 | a | 3,820,000 |
| Illinois Development Finance Authority, Revenue (Aurora Central Catholic High School) (LOC; Allied Irish Banks) | 2.09 | 9/7/08 | 1,000,000 | a | 1,000,000 |
| Illinois Development Finance Authority, Revenue (Park Ridge Youth Campus Project) (LOC; ABN-AMRO) | 2.15 | 9/7/08 | 1,200,000 | a | 1,200,000 |
| Illinois Finance Authority, Revenue (Elgin Academy Project) (LOC; Charter One Bank N.A.) | 1.88 | 9/7/08 | 2,185,000 | a | 2,185,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois (continued)** | | | | |
| Northbrook Park District, Limited Tax Park GO Notes | 3.50 | 12/1/08 | 1,675,000 | 1,677,026 |
| **Indiana−2.0%** | | | | |
| Carmel, Waterworks Revenue, BAN | 3.75 | 9/21/08 | 3,000,000 | 3,000,000 |
| Indiana Bond Bank, State Revolving Fund Program Revenue | 5.00 | 2/1/09 | 1,145,000 | 1,159,105 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 2.95 | 1/8/09 | 3,000,000 | 3,000,000 |
| **Iowa−1.4%** | | | | |
| Iowa Finance Authority, SWDR (MidAmerican Energy Project) | 2.20 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| **Kansas−1.3%** | | | | |
| Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB) | 1.99 | 9/7/08 | 2,500,000 [a] | 2,500,000 |
| Shawnee, IDR (Thrall Enterprises Inc. Project) (LOC; ABN-AMRO) | 2.10 | 9/7/08 | 2,100,000 [a] | 2,100,000 |
| **Kentucky−2.8%** | | | | |
| Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank) | 2.15 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| Williamstown, Lease Program Revenue (Kentucky League of Cities Funding Trust) (LOC; U.S. Bank NA) | 1.86 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| **Louisiana−1.0%** | | | | |
| Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Price LeBlanc Facility, L.C. Project) (LOC; Regions Bank) | 1.89 | 9/7/08 | 3,500,000 [a] | 3,500,000 |

| Short-Term<br>Investments *(continued)* | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland–.5%** | | | | |
| Maryland Economic Development<br>Corporation, Revenue<br>(Chesapeake Advertising<br>Facility) (LOC; M&T Bank) | 2.09 | 9/7/08 | 1,740,000 [a] | 1,740,000 |
| **Massachusetts–5.0%** | | | | |
| Haverhill,<br>GO Notes, BAN | 4.00 | 9/26/08 | 3,000,000 | 3,000,989 |
| Massachusetts Development Finance<br>Agency, Revenue (Suffolk<br>University Issue) (Insured;<br>Assured Guaranty and Liquidity<br>Facility; JPMorgan Chase Bank) | 2.23 | 9/7/08 | 11,000,000 [a] | 11,000,000 |
| Massachusetts Health and<br>Educational Facilities<br>Authority, Revenue<br>(Northeastern University Issue) | 2.25 | 5/14/09 | 4,000,000 | 4,000,000 |
| **Michigan–5.4%** | | | | |
| ABN AMRO Munitops Certificate<br>Trust (Michigan Housing<br>Development Authority, MFHR)<br>(Liquidity Facility; Bank of<br>America and LOC; GNMA) | 2.02 | 9/7/08 | 9,340,000 [a,c] | 9,340,000 |
| Michigan Housing Development<br>Authority, SFMR | 3.05 | 9/3/08 | 2,400,000 | 2,400,000 |
| Michigan Strategic Fund,<br>LOR (Merchants LLC Project)<br>(LOC; National City Bank) | 2.66 | 9/7/08 | 95,000 [a] | 95,000 |
| Michigan Strategic Fund,<br>LOR (NSS Technologies Project)<br>(LOC; Wachovia Bank) | 2.05 | 9/7/08 | 4,000,000 [a] | 4,000,000 |
| Oakland County Economic<br>Development Corporation, LOR<br>(Michigan Seamless Tube LLC<br>Project) (LOC; ABN-AMRO) | 2.00 | 9/7/08 | 3,490,000 [a] | 3,490,000 |
| **Minnesota–4.8%** | | | | |
| Metropolitan Council,<br>GO Notes | 4.00 | 3/1/09 | 2,440,000 | 2,462,618 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Minnesota (continued)** | | | | |
| Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facilities Revenue (Children's Hospitals and Clinics of Minnesota) (Insured; FSA and Liquidity Facility; U.S. Bank NA) | 2.60 | 9/1/08 | 6,900,000 [a] | 6,900,000 |
| Minneapolis-Saint Paul Metropolitan Airports Commission, GO Notes Revenue, Refunding | 5.50 | 1/1/09 | 3,135,000 | 3,168,263 |
| Minneapolis-Saint Paul Metropolitan Airports Commission, Senior Airport Revenue, Refunding | 5.00 | 1/1/09 | 1,500,000 | 1,508,528 |
| Waite Park, IDR (McDowall Company Project) (LOC; U.S. Bank NA) | 1.84 | 9/7/08 | 3,435,000 [a] | 3,435,000 |
| **Missouri—5.8%** | | | | |
| Kansas City Industrial Development Authority, Revenue (Ewing Marion Kaufman Foundation Project) | 2.45 | 9/1/08 | 1,200,000 [a] | 1,200,000 |
| Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Drury College) (LOC; Bank of America) | 2.48 | 9/1/08 | 10,200,000 [a] | 10,200,000 |
| Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Rockhurst University) (LOC; Bank of America) | 2.48 | 9/1/08 | 9,675,000 [a] | 9,675,000 |
| **New Hampshire—.4%** | | | | |
| New Hampshire, Turnpike System Revenue, Refunding (Insured; FSA) | 5.00 | 10/1/08 | 1,600,000 | 1,604,350 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York−3.6%** | | | | |
| New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank) | 1.88 | 9/7/08 | 5,100,000 [a] | 5,100,000 |
| New York State Housing Finance Agency, Housing Revenue (55 West 25th Street) (Liquidity Facility; FNMA and LOC; FNMA) | 1.95 | 9/7/08 | 8,000,000 [a] | 8,000,000 |
| **North Carolina−5.1%** | | | | |
| Iredell County Industrial Facilities and Pollution Control Financing Authority, IDR (Onsrud, Inc. Project) (LOC; Wachovia Bank) | 2.00 | 9/7/08 | 2,970,000 [a] | 2,970,000 |
| North Carolina Capital Facilities Finance Agency, Educational Facilities Revenue (High Point University Project) (LOC; Branch Banking and Trust Co.) | 1.86 | 9/7/08 | 4,000,000 [a] | 4,000,000 |
| North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA) | 1.92 | 9/7/08 | 6,375,000 [a,c] | 6,375,000 |
| Raleigh-Durham Airport Authority, Airport Revenue, Refunding (LOC; Wachovia Bank) | 1.91 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| **North Dakota−.8%** | | | | |
| North Dakota Rural Water Finance Corporation, Public Projects Construction Notes | 2.63 | 10/1/08 | 3,000,000 | 3,000,000 |
| **Oklahoma−1.2%** | | | | |
| Optima Municipal Authority, Industrial Revenue (Seaboard Project) (LOC; SunTrust Bank) | 2.05 | 9/7/08 | 4,500,000 [a] | 4,500,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania–11.8%** | | | | |
| Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank) | 1.95 | 9/7/08 | 1,600,000 [a] | 1,600,000 |
| Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank) | 1.90 | 9/7/08 | 3,500,000 [a] | 3,500,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 1.85 | 9/7/08 | 4,900,000 [a] | 4,900,000 |
| Lancaster Industrial Development Authority, Revenue (Student Lodging and Student Services Project) (LOC; Fulton Bank) | 1.94 | 9/7/08 | 3,810,000 [a] | 3,810,000 |
| Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Liquidity Facility; Citizens Bank of Pennsylvania) | 2.70 | 9/1/08 | 4,000,000 [a] | 4,000,000 |
| Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank) | 1.72 | 9/9/08 | 3,000,000 | 3,000,000 |
| Moon Industrial Development Authority, First Mortgage Revenue (Providence Point Project) (LOC; Bank of Scotland) | 1.80 | 9/7/08 | 9,190,000 [a] | 9,190,000 |
| North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.10 | 9/7/08 | 3,320,000 [a] | 3,320,000 |
| Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank) | 1.80 | 4/9/09 | 2,000,000 | 2,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank) | 1.99 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC) | 2.08 | 9/7/08 | 2,000,000 [a,c] | 2,000,000 |
| **Tennessee—8.3%** | | | | |
| Metropolitan Government of Nashville and Davidson County, GO Multi-Purpose Refunding Bonds | 5.00 | 10/15/08 | 1,070,000 | 1,072,650 |
| Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank) | 1.87 | 9/7/08 | 10,000,000 [a] | 10,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 2.50 | 9/1/08 | 1,800,000 [a] | 1,800,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 2.50 | 9/1/08 | 1,000,000 [a] | 1,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 2.50 | 9/1/08 | 2,200,000 [a] | 2,200,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Tennessee (continued)** | | | | |
| Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program) | 2.63 | 10/1/08 | 2,000,000 | 2,000,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 1.87 | 9/7/08 | 3,930,000 [a,c] | 3,930,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas) | 1.87 | 9/7/08 | 7,905,000 [a,c] | 7,905,000 |
| **Texas—9.1%** | | | | |
| El Paso Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program) | 1.85 | 9/7/08 | 3,565,000 [a] | 3,565,000 |
| Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.) | 1.94 | 9/7/08 | 3,225,000 [a] | 3,225,000 |
| Harris County, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC) | 1.55 | 9/3/08 | 3,650,000 | 3,650,000 |
| North Texas Tollway Authority, BAN | 4.13 | 11/19/08 | 1,955,000 | 1,955,000 |
| Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project) | 2.15 | 9/7/08 | 5,945,000 [a] | 5,945,000 |
| Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.) | 2.54 | 9/7/08 | 3,315,000 [a,c] | 3,315,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| South Plains Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (LOC; Natixis) | 2.25 | 10/15/08 | 9,410,000 | 9,410,000 |
| Southwest Higher Education Authority, Inc., Higher Education Revenue (Southern Methodist University Project) (LOC; Landesbank Hessen-Thuringen Girozentrale) | 2.65 | 9/1/08 | 1,700,000 [a] | 1,700,000 |
| **Vermont—1.6%** | | | | |
| Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon) | 1.80 | 9/9/08 | 5,000,000 | 5,000,000 |
| Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank) | 1.93 | 9/7/08 | 820,000 [a] | 820,000 |
| **Virginia—3.9%** | | | | |
| Capital Beltway Funding Corporation of Virginia, Senior Lien Multi-Modal Toll Revenue (I-495 Hot Lanes Project) (LOC; DEPFA Bank PLC) | 2.00 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Co.) | 2.00 | 9/7/08 | 2,990,000 [a] | 2,990,000 |
| Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank) | 2.10 | 9/7/08 | 1,125,000 [a] | 1,125,000 |
| Virginia Port Authority, Subordinate Port Facilities Revenue, BAN | 3.00 | 7/1/09 | 5,000,000 | 5,042,721 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Washington−1.2%** | | | | |
| Port Chehalis Industrial<br>  Development Corporation,<br>  Revenue (JLT Holding LLC<br>  Project) (LOC; Key Bank) | 2.11 | 9/7/08 | 2,735,000 [a] | 2,735,000 |
| Washington Housing Finance<br>  Commission, Nonprofit Housing<br>  Revenue, Refunding (Emerald Heights<br>  Project) (LOC; Bank of America) | 2.25 | 9/1/08 | 1,500,000 [a] | 1,500,000 |
| **Wisconsin−2.8%** | | | | |
| Waupaca,<br>  IDR (Gusmer Enterprises, Inc.<br>  Project) (LOC; Wachovia Bank) | 2.05 | 9/7/08 | 3,350,000 [a] | 3,350,000 |
| Wisconsin Health and Educational<br>  Facilities Authority, Revenue<br>  (Aurora Health Care, Inc.)<br>  (Liquidity Facility; Marshall<br>  and Isley Bank) | 2.45 | 9/1/08 | 1,200,000 [a] | 1,200,000 |
| Wisconsin Health and Educational<br>  Facilities Authority, Revenue<br>  (Gundersen Clinic, Ltd. and<br>  Gundersen Lutheran Medical<br>  Center, Inc.) (Insured; FSA<br>  and Liquidity Facility; Dexia<br>  Credit Locale) | 2.60 | 9/1/08 | 2,500,000 [a] | 2,500,000 |
| Wisconsin Health and Educational<br>  Facilities Authority, Revenue<br>  (Mequon Jewish Campus, Inc.<br>  Project) (LOC; Bank One) | 1.95 | 9/7/08 | 3,115,000 [a] | 3,115,000 |
| **Wyoming−.8%** | | | | |
| Campbell County,<br>  IDR (Two Elk Partners Project) | 3.65 | 11/28/08 | 3,000,000 | 3,000,000 |
| **Total Investments** (cost $358,213,095) | | | **99.3%** | **358,213,095** |
| **Cash and Receivables (Net)** | | | **.7%** | **2,437,614** |
| **Net Assets** | | | **100.0%** | **360,650,709** |

[a]  Variable rate demand note—rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

[b]  This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[c]  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $52,545,000 or 14.6% of net assets.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance  Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement  Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 80.2 |
| AAA,AA,A [d] | | Aaa,Aa,A [d] | | AAA,AA,A [d] | 7.4 |
| Not Rated [e] | | Not Rated [e] | | Not Rated [e] | 12.4 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[d]  *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 358,213,095 | 358,213,095 |
| Cash | | 1,121,066 |
| Interest receivable | | 1,497,201 |
| Prepaid expenses | | 8,503 |
| | | **360,839,865** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | | 106,050 |
| Payable for shares of Common Stock redeemed | | 20,914 |
| Accrued expenses | | 62,192 |
| | | **189,156** |
| **Net Assets ($)** | | **360,650,709** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 360,650,709 |
| **Net Assets ($)** | | **360,650,709** |
| **Shares Outstanding** | | |
| (3 billion shares of $.001 par value Common Stock authorized) | | 360,650,709 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2008

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **10,227,041** |
| **Expenses:** | |
| Management fee–Note 2(a) | 1,766,949 |
| Shareholder servicing costs–Note 2(b) | 155,094 |
| Professional fees | 52,295 |
| Custodian fees–Note 2(b) | 42,208 |
| Directors' fees and expenses–Note 2(c) | 27,140 |
| Registration fees | 22,409 |
| Prospectus and shareholders' reports | 14,033 |
| Miscellaneous | 31,760 |
| **Total Expenses** | **2,111,888** |
| Less–reduction in management fee due to undertaking–Note 2(a) | (519,431) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (56,400) |
| **Net Expenses** | **1,536,057** |
| **Investment Income-Net, representing net increase in net assets resulting from operations** | **8,690,984** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
|---|---|---|
| | 2008 | 2007 |
| **Operations ($):** | | |
| Investment income–net | 8,690,984 | 11,332,274 |
| Net realized gain (loss) on investments | – | 62,837 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **8,690,984** | **11,395,111** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(8,747,484)** | **(11,332,274)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 186,195,914 | 219,209,100 |
| Dividends reinvested | 8,486,014 | 10,950,666 |
| Cost of shares redeemed | (173,346,642) | (254,081,534) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **21,335,286** | **(23,921,768)** |
| **Total Increase (Decrease) in Net Assets** | **21,278,786** | **(23,858,931)** |
| **Net Assets ($):** | | |
| Beginning of Period | 339,371,923 | 363,230,854 |
| **End of Period** | **360,650,709** | **339,371,923** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | |
| Investment income−net | .025 | .033 | .028 | .016 | .007 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.025) | (.033) | (.028) | (.016) | (.007) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.50 | 3.32 | 2.82 | 1.64 | .67 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .60 | .60 | .61 | .60 | .60 |
| Ratio of net expenses to average net assets | .43 | .45 | .44 | .44 | .44 |
| Ratio of net investment income to average net assets | 2.46 | 3.27 | 2.76 | 1.63 | .67 |
| Net Assets, end of period ($ x 1,000) | 360,651 | 339,372 | 363,231 | 420,987 | 448,827 |

*See notes to financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment advisor. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: tax exempt income $8,690,984 and $11,332,274 and ordinary income $56,500 and $0, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, the fund increased accumulated undistributed investment income-net by $56,500 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of

.45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2009. The reduction in management fee, pursuant to the undertaking, amounted to $519,431 during the period ended August 31, 2008.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2008, the fund was charged $113,492 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $27,323 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $2,204 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $42,208 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees

$143,114, custodian fees $1,143, chief compliance officer fees $3,760 and transfer agency per account fees $5,030, which are offset against an expense reimbursement currently in effect in the amount of $46,997.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Subsequent Event:

The fund has filed a Guarantee Agreement with the United States Department of the Treasury (the "Treasury") to participate in the Treasury's Temporary Guarantee Program for Money Market Funds (the "Program").

Under the Program, the Treasury will guarantee the share price of shares of the fund held by shareholders as of September 19, 2008 at $1.00 per share if the fund's net asset value per share falls below $0.995 (a "Guarantee Event") and the fund liquidates. Recovery under the Program is subject to certain conditions and limitations.

Fund shares acquired by investors after September 19, 2008 that increase the number of fund shares the investor held at the close of business on September 19, 2008 are not eligible for protection under the Program. In addition, fund shares acquired by investors who did not hold fund shares at the close of business on September 19, 2008 are not eligible for protection under the Program.

The Program will be in effect for a three month term expiring on December 18, 2008, after which the Secretary of the Treasury will review the need for, and terms of, the Program. Participation in the initial three months of the Program requires a payment to the Treasury in the amount of .01% of the fund's shares outstanding as of September 19, 2008.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Shareholders and Board of Directors
### Dreyfus BASIC Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC Municipal Money Market Fund (one of the series comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC Municipal Money Market Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
October 22, 2008

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2008 calendar year on Form 1099-INT, which will be mailed by January 31, 2009.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 157

————————

**David W. Burke (72)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85

————————

**William Hodding Carter III (73)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

**Gordon J. Davis (67)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 36

**32**

**Joni Evans (66)**
**Board Member (1991)**

*Principal Occupation During Past 5 Years:*
- Chief Executive Officer, www.wowOwow.com an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

**Ehud Houminer (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 63

————————

**Richard C. Leone (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
- The American Prospect, Director
- Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

**Hans C. Mautner (70)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

*No. of Portfolios for which Board Member Serves:* 27

## Robin A. Melvin (44)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

*No. of Portfolios for which Board Member Serves:* 27

———————

## Burton N. Wallack (57)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
• President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 27

———————

## John E. Zuccotti (71)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 27

———————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus BASIC Municipal Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbol:** DBMXX

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0122AR0808

# Dreyfus BASIC
# New Jersey Municipal
# Money Market Fund

**ANNUAL REPORT** August 31, 2008




BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

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**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

---

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

THE FUND

FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC New Jersey Municipal Money Market Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic conditions generally remained unsettled over the past year. A persistent credit crisis and slower U.S. economic growth prompted the Federal Reserve Board (the "Fed") to reduce interest rates aggressively for much of the reporting period in an attempt to forestall further economic deterioration. However, resurgent inflationary pressures, including soaring food and energy prices, later led the Fed to refrain from further easing, and short-term interest rates were unchanged over the reporting period's final four months. As a result, money market yields declined sharply before stabilizing in the spring.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, and the Fed is likely to keep interest rates low. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008

**2**



## DISCUSSION OF FUND PERFORMANCE

*For the period of September 1, 2007, through August 31, 2008, as provided by Joseph Irace, Senior Portfolio Manager*

### Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus BASIC New Jersey Municipal Money Market Fund produced a yield of 2.60%. Taking into account the effects of compounding, the fund also produced an effective yield of 2.63%.[1]

Tax-exempt money market instruments were primarily influenced by declining short-term interest rates, as the Federal Reserve Board (the "Fed") sought to stimulate economic growth and address the credit crisis.

### The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state personal income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

### Credit and Economic Woes Hurt Investor Sentiment

Economic conditions deteriorated during much of the reporting period as a result of weakness in U.S. housing markets, rising unemployment and soaring food and energy costs. Moreover, a credit crisis originating in the sub-prime mortgage market spread to other asset classes, causing investors to flock to the relative safety of U.S. Treasury securities and money market funds.

Soon after the reporting period began, the Fed attempted to address the economic downturn and credit crisis by injecting liquidity into the banking system and cutting the federal funds rate from 5.25% to 4.75%, the first reduction in more than four years. However, news of massive sub-prime related losses among major financial institutions led to renewed market turbulence, and the Fed responded with additional rate cuts in October and December.

Signs of economic weakness accumulated in early 2008, including the first monthly job losses in more than four years. The Fed took particularly aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions of 75 basis points in March and 25 basis points in April drove the federal funds rate to 2%. The Fed left interest rates unchanged over the remainder of the reporting period due to intensifying inflationary pressures stemming from higher commodity prices.

### Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with interest rates, a record level of assets flowed into municipal money market funds from risk-averse investors. Early in the reporting period, rising demand was met with an ample supply of tax-exempt instruments, but unrelenting investor demand later began to exceed supply, putting downward pressure on short-term yields.

The economic downturn is expected to produce budget shortfalls for New Jersey and its municipalities. The governor and state legislature are negotiating ways to bridge the gap, reduce existing debt and boost revenues from various sources.

### Maintaining a Conservative Investment Posture

As always, we have invested exclusively in municipal money market instruments that have been approved by our credit analysts. In some cases, these research efforts identified instruments that, in our judgment, were punished too severely in the downturn and represented attractive values. We have attempted to stagger the maturities of the fund's holdings to help cushion market volatility and guard against unexpected changes in interest rates.

Over much of the reporting period, we set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical while interest rates fell. While we have continued to maintain the fund's longer weighted average maturity, we intend to remain attentive to what moves the Fed may make next.

September 15, 2008

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice to the contrary. Had these expenses not been absorbed, the fund's yield would have been 2.36% and the fund's effective yield would have been 2.39%.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2008

| | |
|---|---|
| Expenses paid per $1,000† | $    2.27 |
| Ending value (after expenses) | $1,011.20 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

| | |
|---|---|
| Expenses paid per $1,000† | $    2.29 |
| Ending value (after expenses) | $1,022.87 |

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

6

# STATEMENT OF INVESTMENTS

August 31, 2008

| Short-Term Investments−99.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Allendale Borough, GO Notes (General Improvement) | 4.60 | 9/1/08 | 350,000 | 350,000 |
| Bound Brook Borough, GO Notes (General Improvement) (Insured; FSA) | 3.75 | 2/15/09 | 325,000 | 326,744 |
| Bradley Beach Borough Board of Education, GO Notes | 3.25 | 6/1/09 | 100,000 | 100,660 |
| Brick Township Municipal Utilities Authority, Revenue, Refunding | 4.50 | 12/1/08 | 650,000 | 653,667 |
| Brigantine, GO Notes | 3.75 | 1/15/09 | 660,000 | 663,236 |
| Brigantine, GO Notes, BAN | 3.00 | 8/5/09 | 2,565,000 | 2,583,578 |
| Burlington County, General Improvement GO Notes, Refunding (Insured; AMBAC) | 5.00 | 10/1/08 | 225,000 | 225,398 |
| Burlington County, GO Notes (County College) | 2.10 | 6/15/09 | 600,000 | 599,855 |
| Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program) | 5.00 | 10/15/08 | 160,000 | 160,396 |
| Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program) | 3.75 | 12/15/08 | 305,000 | 305,555 |
| Camden County Improvement Authority, County Guaranteed Revenue (County Capital Program) (Insured; FSA) | 3.50 | 12/1/08 | 460,000 | 460,445 |
| Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank NA) | 1.94 | 9/7/08 | 5,000,000 [a] | 5,000,000 |
| Cape May County Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; MBIA, Inc.) | 5.25 | 1/1/09 | 235,000 | 236,539 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Cape May County Vocational School District, GO Notes (General Improvement) | 3.50 | 9/15/08 | 100,000 | 100,043 |
| Carlstadt Borough Board of Education, GO Notes (Insured; FSA) | 4.00 | 5/1/09 | 250,000 | 252,767 |
| Chester Township, GO Notes (Insured; FSA) | 3.00 | 2/1/09 | 435,000 | 436,787 |
| Cumberland County Improvement Authority, County Guaranteed Solid Waste System Revenue (Insured; MBIA, Inc.) | 4.25 | 1/1/09 | 100,000 | 100,440 |
| Delaware River and Bay Authority, Revenue (Insured; MBIA, Inc.) | 3.25 | 1/1/09 | 100,000 | 100,049 |
| East Greenwich Township Board of Education, GO Notes | 3.63 | 4/15/09 | 125,000 | 125,893 |
| Edgewater Borough Board of Education, GO Notes | 3.30 | 9/1/08 | 200,000 | 200,000 |
| Essex County Improvement Authority, Airport Revenue, Refunding | 4.00 | 11/1/08 | 190,000 | 190,061 |
| Essex County Improvement Authority, GO Notes, LR, Refunding (County Jail and Youth House Projects) | 5.00 | 12/1/08 | 250,000 | 252,684 |
| Essex County Improvement Authority, Parking Facility Revenue, Refunding | 4.50 | 10/1/08 | 100,000 | 100,173 |
| Freehold Township, GO Notes | 3.00 | 10/1/08 | 100,000 | 99,980 |
| Gloucester County Improvement Authority, County Guaranteed LR (Insured; MBIA, Inc.) | 3.50 | 9/1/08 | 100,000 | 100,000 |
| Gloucester County Improvement Authority, County Guaranteed Redevelopment Bonds (Electric Mobility Project) | 5.00 | 11/1/08 | 125,000 | 125,504 |
| Hazlet Township, GO Notes (Insured; Assured Guaranty) | 4.38 | 8/1/09 | 258,000 | 263,522 |
| Hudson County, GO Notes (County College Bonds) | 4.00 | 7/15/09 | 100,000 | 101,583 |

**8**

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Jersey City, GO Notes, Refunding | 6.00 | 10/1/08 | 100,000 | 100,267 |
| Jersey City Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; FSA) | 4.50 | 12/1/08 | 120,000 | 120,408 |
| Kingsway Regional High School District Board of Education, GO Notes | 4.50 | 1/15/09 | 100,000 | 100,634 |
| Lawrence Township, GO Notes (General Improvement) | 3.50 | 1/15/09 | 700,000 | 703,448 |
| Little Ferry Borough Board of Education, GO Notes (School Bonds) | 2.50 | 6/15/09 | 275,000 | 275,742 |
| Long Branch, GO Notes, BAN | 2.25 | 8/14/09 | 1,000,000 | 1,001,207 |
| Lower Township Municipal Utilities Authority, Revenue | 2.20 | 12/1/08 | 150,000 | 149,707 |
| Mahwah Township, GO Notes (General Improvement) | 4.50 | 12/1/08 | 100,000 | 100,489 |
| Mantua Township, GO Notes | 3.50 | 8/1/09 | 100,000 | 101,120 |
| Medford Township, GO Notes | 3.75 | 7/1/09 | 100,000 | 101,265 |
| Medford Township, GO Notes (Insured; FSA) | 3.50 | 7/15/09 | 140,000 | 141,796 |
| Mercer County Improvement Authority, LR (Governmental Leasing Program) | 2.40 | 12/15/08 | 100,000 | 100,113 |
| Mercer County Improvement Authority, Revenue, Refunding (County Courthouse Project) | 5.00 | 11/1/08 | 125,000 | 125,491 |
| Monmouth County, GO Notes | 5.00 | 1/15/09 | 150,000 | 151,478 |
| Monmouth County Improvement Authority, Governmental Loan Revenue | 3.00 | 12/1/08 | 100,000 | 100,099 |
| Morris County Improvement Authority, Pooled Program Revenue | 5.00 | 9/1/08 | 100,000 | 100,000 |
| Morristown, GO Notes (Various Capital Improvements) | 4.15 | 5/1/09 | 100,000 | 101,171 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Morristown, GO Notes, Refunding (Insured; FSA) | 5.15 | 2/1/09 | 100,000 | 101,210 |
| New Jersey, COP (Equipment Lease Purchase Agreement) | 5.00 | 6/15/09 | 350,000 | 356,887 |
| New Jersey, COP, Refunding (Equipment Lease Purchase Agreement) | 5.25 | 6/15/09 | 400,000 | 409,181 |
| New Jersey, GO Notes (Various Purposes) | 4.50 | 2/1/09 | 125,000 [b] | 126,078 |
| New Jersey, GO Notes (Various Purposes) | 4.50 | 2/1/09 | 150,000 [b] | 151,382 |
| New Jersey Building Authority, State Building Revenue, Refunding | 5.25 | 12/15/08 | 290,000 | 292,034 |
| New Jersey Economic Development Authority, Economic Growth Revenue (Greater Mercer County Composite Issue) (LOC; Wachovia Bank) | 2.03 | 9/7/08 | 470,000 [a] | 470,000 |
| New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank) | 3.70 | 9/7/08 | 525,000 [a] | 525,000 |
| New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank) | 1.99 | 9/7/08 | 2,430,000 [a] | 2,430,000 |
| New Jersey Economic Development Authority, EDR (Fisk Alloy Wire Inc. and Affiliates Project) (LOC; Wachovia Bank) | 1.98 | 9/7/08 | 755,000 [a] | 755,000 |
| New Jersey Economic Development Authority, EDR (J Jams Realty Project) (LOC; Wachovia Bank) | 1.98 | 9/7/08 | 100,000 [a] | 100,000 |
| New Jersey Economic Development Authority, EDR (Maroukian Realty LLC Project) (LOC; Commerce Bank NA) | 1.94 | 9/7/08 | 1,405,000 [a] | 1,405,000 |
| New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank NA) | 1.94 | 9/7/08 | 5,450,000 [a] | 5,450,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| New Jersey Economic Development Authority, EDR (Republic Services Inc. Project) (LOC; Bank of America) | 1.90 | 9/7/08 | 3,400,000 [a] | 3,400,000 |
| New Jersey Economic Development Authority, EDR (Services for Children with Hidden Intelligence, Inc. Project) (LOC; Fulton Bank) | 1.94 | 9/7/08 | 2,000,000 [a] | 2,000,000 |
| New Jersey Economic Development Authority, EDR (The Pennington School Project) (LOC; Citizens Bank of Pennsylvania) | 1.90 | 9/7/08 | 725,000 [a] | 725,000 |
| New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; JPMorgan Chase Bank) | 2.18 | 9/7/08 | 50,000 [a] | 50,000 |
| New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; JPMorgan Chase Bank) | 2.18 | 9/7/08 | 1,315,000 [a] | 1,315,000 |
| New Jersey Economic Development Authority, First Mortgage Revenue, Refunding (Winchester Gardens at Ward Homestead Project) (LOC; Valley National Bank) | 1.83 | 9/7/08 | 800,000 [a] | 800,000 |
| New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada) | 1.95 | 9/7/08 | 2,800,000 [a] | 2,800,000 |
| New Jersey Economic Development Authority, Market Transition Facility Senior Lien Revenue, Refunding | 5.00 | 7/1/09 | 2,250,000 | 2,302,785 |
| New Jersey Economic Development Authority, Revenue (Applewood Estates Project) (LOC; Commerce Bank NA) | 1.78 | 9/7/08 | 975,000 [a] | 975,000 |
| New Jersey Economic Development Authority, Revenue (Richmond Industries, Inc. and Richmond Realty, L.L.C. Projects) (LOC; Commerce Bank NA) | 1.94 | 9/7/08 | 750,000 [a] | 750,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| New Jersey Economic Development Authority, Revenue (Stuart Country Day School of the Sacred Heart, Princeton, Inc. Project) (LOC; Allied Irish Banks) | 1.90 | 9/7/08 | 600,000 [a] | 600,000 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 9/1/08 | 160,000 | 160,000 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 3/1/09 | 150,000 | 152,014 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 6/15/09 | 200,000 | 204,563 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 9/1/09 | 500,000 | 514,444 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FSA) | 5.25 | 3/1/09 | 175,000 | 177,567 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Bank of America) | 2.04 | 9/7/08 | 2,995,000 [a,c] | 2,995,000 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC) | 2.30 | 9/1/08 | 35,000 [a] | 35,000 |
| New Jersey Educational Facilities Authority, Higher Education Facilities Trust Fund Revenue, Refunding | 5.00 | 9/1/08 | 300,000 | 300,000 |
| New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue) | 4.50 | 9/1/08 | 100,000 | 100,000 |
| New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue) | 5.00 | 9/1/08 | 935,000 | 935,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| New Jersey Educational Facilities Authority, Revenue (Princeton University) | 2.40 | 9/1/08 | 398,000 a | 398,000 |
| New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue | 4.00 | 9/1/08 | 650,000 | 650,000 |
| New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue | 4.90 | 9/1/08 | 100,000 | 100,000 |
| New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue | 5.00 | 9/1/08 | 125,000 | 125,000 |
| New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue | 5.00 | 9/1/08 | 100,000 | 100,000 |
| New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue, Refunding | 5.00 | 9/1/08 | 265,000 | 265,000 |
| New Jersey Environmental Infrastructure Trust, Wastewater Treatment Revenue | 5.00 | 9/1/08 | 650,000 | 650,000 |
| New Jersey Environmental Infrastructure Trust, Wastewater Treatment Revenue, Refunding (Financing Program) | 5.00 | 3/1/09 | 150,000 | 151,901 |
| New Jersey Health Care Facilities Financing Authority, Department of Human Services LR (Greystone Park Psychiatric Hospital Project) | 5.00 | 9/15/08 | 655,000 | 655,489 |
| New Jersey Health Care Facilities Financing Authority, Department of Human Services LR (Greystone Park Psychiatric Hospital Project) | 5.00 | 9/15/09 | 250,000 | 256,867 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Hackensack University Medical Center Issue) (Insured; Assured Guaranty and Liquidity Facility; Morgan Stanley Bank) | 1.94 | 9/7/08 | 1,410,000 a,c | 1,410,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| New Jersey Health Care Facilities Financing Authority, Revenue (Merlots Program) (Virtua Health Issue) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank) | 1.92 | 9/7/08 | 9,000,000 a,c | 9,000,000 |
| New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue | 5.30 | 10/1/08 | 1,140,000 | 1,142,818 |
| New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA) | 3.88 | 11/1/08 | 430,000 | 430,519 |
| New Jersey Housing and Mortgage Finance Agency, SFHR | 3.25 | 4/1/09 | 1,245,000 | 1,251,382 |
| New Jersey Housing and Mortgage Finance Agency, SFHR (Liquidity Facility; Morgan Stanley Bank) | 2.09 | 9/7/08 | 4,300,000 a,c | 4,300,000 |
| New Jersey Transit Corporation, COP (Federal Transit Administration Grants) | 4.20 | 9/15/08 | 100,000 | 100,052 |
| New Jersey Transit Corporation, COP (Federal Transit Administration Grants) | 5.50 | 9/15/08 | 175,000 | 175,194 |
| New Jersey Transit Corporation, COP (Federal Transit Administration Grants) | 5.63 | 9/15/09 | 200,000 | 207,081 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.25 | 12/15/08 | 1,900,000 | 1,915,327 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.25 | 12/15/08 | 120,000 | 121,102 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.50 | 6/15/09 | 330,000 | 338,281 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank) | 2.09 | 9/7/08 | 2,000,000 a,c | 2,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| New Jersey Turnpike Authority, Turnpike Revenue | 6.75 | 1/1/09 | 110,000 | 111,528 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.00 | 9/7/08 | 1,450,000 a,d | 1,450,000 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA, Inc.) | 5.50 | 1/1/09 | 255,000 | 256,984 |
| Northern Highlands Regional High School District Board of Education, GO Notes | 3.50 | 6/15/09 | 110,000 | 110,632 |
| Ocean City, GO Notes (General Improvement) (Insured; Assured Guaranty) | 5.00 | 7/15/09 | 180,000 | 184,226 |
| Ocean County, GO Notes | 3.00 | 8/1/09 | 185,000 d | 186,654 |
| Passaic County, GO Notes | 3.50 | 9/15/08 | 185,000 | 185,052 |
| Passaic County, GO Notes (Insured; FSA) | 5.00 | 9/15/08 | 150,000 | 150,170 |
| Paterson, GO Notes (Insured; FSA) | 3.50 | 2/1/09 | 200,000 | 201,026 |
| Paterson Public School District, COP, Refunding (Lease Purchase Agreement) (Insured; MBIA, Inc.) | 4.00 | 11/1/08 | 140,000 | 140,136 |
| Perth Amboy, GO Notes, Refunding (General Improvement) (Insured; FSA) | 5.20 | 9/1/08 | 100,000 | 100,000 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 138th Series) | 4.00 | 12/1/08 | 150,000 | 150,216 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) | 3.50 | 10/1/08 | 170,000 | 170,066 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank) | 2.02 | 9/7/08 | 4,500,000 a,c | 4,500,000 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| Port Authority of New York and New Jersey (Consolidated Bonds, 151th Series) (Liquidity Facility; Citigroup) | 1.87 | 9/7/08 | 6,000,000 [a,c] | 6,000,000 |
| Port Authority of New York and New Jersey (Putters Program) (Consolidated Bonds, 152nd Series) (Liquidity Facility; JPMorgan Chase Bank) | 1.99 | 9/7/08 | 2,495,000 [a,c] | 2,495,000 |
| Port Authority of New York and New Jersey, Equipment Notes | 1.98 | 9/7/08 | 1,745,000 [a] | 1,745,000 |
| Port Authority of New York and New Jersey, Equipment Notes | 1.98 | 9/7/08 | 1,615,000 [a] | 1,615,000 |
| Port Authority of New York and New Jersey, Special Project Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.) | 6.25 | 12/1/08 | 2,000,000 | 2,011,592 |
| Quinton Township, GO Notes, BAN | 2.75 | 3/1/09 | 1,000,000 | 1,002,929 |
| Randolph Township Board of Education, GO Notes | 4.55 | 2/1/09 | 165,000 | 166,419 |
| Rumson-Fair Haven Regional High School District, GO Notes (Insured; FSA) | 3.00 | 2/1/09 | 100,000 | 100,327 |
| Sea Isle City, GO Notes, BAN | 3.75 | 12/10/08 | 1,400,000 | 1,401,293 |
| Seaside Park Borough, GO Notes (Insured; Assured Guaranty) | 3.00 | 9/1/09 | 340,000 [d] | 343,318 |
| South Hackensack Township Board of Education, GO Notes (Insured; FSA) | 4.00 | 2/15/09 | 115,000 | 115,718 |
| South Jersey Port Corporation, Marine Terminal Revenue, Refunding | 4.00 | 1/1/09 | 100,000 | 100,000 |
| Sparta Township Board of Education, GO Notes, Refunding (Insured; Assured Guaranty) | 4.13 | 9/1/08 | 150,000 | 150,000 |
| Sussex County, GO Notes (County College) | 4.13 | 9/1/08 | 300,000 | 300,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 2.64 | 9/7/08 | 5,600,000 [a,c] | 5,600,000 |
| Union City, GO Notes (Insured; FSA) | 6.38 | 11/1/08 | 750,000 | 754,878 |
| Union City, GO Notes, Refunding (Insured; MBIA, Inc.) | 5.50 | 9/1/08 | 300,000 | 300,000 |
| West Morris Regional High School District Board of Education, GO Notes | 4.25 | 5/1/09 | 100,000 | 101,470 |
| West New York, GO Notes | 5.00 | 6/15/09 | 800,000 | 816,999 |
| **Total Investments** (cost $110,413,303) | | | **99.8%** | **110,413,785** |
| **Cash and Receivables (Net)** | | | **.2%** | **241,343** |
| **Net Assets** | | | **100.0%** | **110,655,128** |

[a] Variable rate demand note—rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

[b] These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $38,300,000 or 34.6% of net assets.

[d] Purchased on a delayed delivery basis.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance  Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement  Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 51.6 |
| AAA,AA,A[e] | | Aaa,Aa,A[e] | | AAA,AA,A[e] | 24.8 |
| Not Rated[f] | | Not Rated[f] | | Not Rated[f] | 23.6 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[e]  *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[f]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 110,413,303 | 110,413,785 |
| Cash | | 249,636 |
| Interest receivable | | 738,089 |
| Receivable for investment securities sold | | 528,839 |
| Prepaid expenses | | 3,223 |
| | | **111,933,572** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | | 29,842 |
| Payable for investment securities purchased | | 1,132,221 |
| Payable for shares of Common Stock redeemed | | 70,187 |
| Accrued expenses | | 46,194 |
| | | **1,278,444** |
| **Net Assets ($)** | | **110,655,128** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 110,654,455 |
| Accumulated net realized gain (loss) on investments | | 191 |
| Accumulated gross unrealized appreciation on investments | | 482 |
| **Net Assets ($)** | | **110,655,128** |
| **Shares Outstanding** | | |
| (1 billion shares of $.001 par value Common Stock authorized) | | 110,654,455 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2008

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **3,155,225** |
| **Expenses:** | |
| Management fee–Note 2(a) | 521,780 |
| Shareholder servicing costs–Note 2(b) | 61,417 |
| Auditing fees | 41,345 |
| Custodian fees–Note 2(b) | 18,348 |
| Registration fees | 10,235 |
| Prospectus and shareholders' reports | 9,759 |
| Directors' fees and expenses–Note 2(c) | 9,579 |
| Legal fees | 1,995 |
| Miscellaneous | 33,496 |
| **Total Expenses** | **707,954** |
| Less–reduction in management fee due to undertaking–Note 2(a) | (237,624) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (10,772) |
| **Net Expenses** | **459,558** |
| **Investment Income–Net** | **2,695,667** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):** | |
| Net realized gain (loss) on investments | 7,070 |
| Net unrealized appreciation on investments | 482 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **7,552** |
| **Net Increase in Net Assets Resulting from Operations** | **2,703,219** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
|---|---|---|
|  | 2008 | 2007 |
| **Operations ($):** | | |
| Investment income—net | 2,695,667 | 3,659,793 |
| Net realized gain (loss) on investments | 7,070 | 53,848 |
| Net unrealized appreciation on investments | 482 | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **2,703,219** | **3,713,641** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net | (2,696,725) | (3,659,793) |
| Net realized gain on investments | (59,669) | – |
| **Total Dividends** | **(2,756,394)** | **(3,659,793)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 51,387,704 | 36,893,466 |
| Dividends reinvested | 2,676,241 | 3,534,067 |
| Cost of shares redeemed | (46,502,244) | (52,525,456) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **7,561,701** | **(12,097,923)** |
| **Total Increase (Decrease) in Net Assets** | **7,508,526** | **(12,044,075)** |
| **Net Assets ($):** | | |
| Beginning of Period | 103,146,602 | 115,190,677 |
| **End of Period** | **110,655,128** | **103,146,602** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | |
| Investment income—net | .026 | .033 | .027 | .016 | .007 |
| Net realized and unrealized gain (loss) on investments | .001 | – | – | – | – |
| Total from Investment Operations | .027 | .033 | .027 | .016 | .007 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.026) | (.033) | (.027) | (.016) | (.007) |
| Dividends from net realized gain on investments | (.001) | – | – | – | – |
| Total Distributions | (.027) | (.033) | (.027) | (.016) | (.007) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.70 | 3.30 | 2.78 | 1.59 | .71 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .68 | .65 | .64 | .64 | .63 |
| Ratio of net expenses to average net assets | .44 | .45 | .45 | .45 | .44 |
| Ratio of net investment income to average net assets | 2.58 | 3.25 | 2.75 | 1.57 | .70 |
| Net Assets, end of period ($ x 1,000) | 110,655 | 103,147 | 115,191 | 110,342 | 136,108 |

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment advisor. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: tax exempt income $2,695,667 and $3,659,793, ordinary income $58,581 and $0 and long-term capital gains $2,146 and $0, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, the fund increased accumulated investment income-net by $1,058 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of

.45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2009. The reduction in management fee, pursuant to the undertaking, amounted to $237,624 during the period ended August 31, 2008.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2008, the fund was charged $47,575 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $9,049 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $728 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $18,348 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees

$45,676, custodian fees $1,805, chief compliance officer fees $3,760 and transfer agency per account fees $1,400, which are offset against an expense reimbursement currently in effect in the amount of $22,799.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Subsequent Event:

The fund has filed a Guarantee Agreement with the United States Department of the Treasury (the "Treasury") to participate in the Treasury's Temporary Guarantee Program for Money Market Funds (the "Program").

Under the Program, the Treasury will guarantee the share price of shares of the fund held by shareholders as of September 19, 2008 at $1.00 per share if the fund's net asset value per share falls below $0.995 (a "Guarantee Event") and the fund liquidates. Recovery under the Program is subject to certain conditions and limitations.

Fund shares acquired by investors after September 19, 2008 that increase the number of fund shares the investor held at the close of business on September 19, 2008 are not eligible for protection under the Program. In addition, fund shares acquired by investors who did not hold fund shares at the close of business on September 19, 2008 are not eligible for protection under the Program.

The Program will be in effect for a three month term expiring on December 18, 2008, after which the Secretary of the Treasury will review the need for, and terms of, the Program. Participation in the initial three months of the Program requires a payment to the Treasury in the amount of .01% of the fund's shares outstanding as of September 19, 2008.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus BASIC New Jersey Municipal Money Market Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC New Jersey Municipal Money Market Fund (one of the series comprising Dreyfus Municipal Funds, Inc.), as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC New Jersey Municipal Money Market Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 22, 2008

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2008:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes).

—the fund hereby designates $.0006 per share as a short-term capital gain distribution paid on December 20, 2007 and designates $2,146 as a long term capital gain distribution for reporting purposes.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 157

————————

**David W. Burke (72)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85

————————

**William Hodding Carter III (73)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

**Gordon J. Davis (67)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 36

**32**

**Joni Evans (66)**
**Board Member (1991)**

*Principal Occupation During Past 5 Years:*
- Chief Executive Officer, www.wowOwow.com an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 27

——————————

**Ehud Houminer (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 63

——————————

**Richard C. Leone (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
- The American Prospect, Director
- Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 27

——————————

**Hans C. Mautner (70)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

*No. of Portfolios for which Board Member Serves:* 27

## Robin A. Melvin (44)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
- Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

## Burton N. Wallack (57)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
- President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 27

————————

## John E. Zuccotti (71)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Emeritus Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 27

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus BASIC
New Jersey Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbol:**   DBJXX

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0127AR0808

# Dreyfus Premier AMT-Free Municipal Bond Fund

**ANNUAL REPORT** August 31, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

## THE FUND

## FOR MORE INFORMATION

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier AMT-Free Municipal Bond Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened bond market volatility. As investors grew more risk averse, they moved away from riskier market sectors toward the relative credit safety of U.S. government securities, and more stable money market funds. Despite these factors and concerns regarding monoline bond insurers and auction-rate securities, investor demand remained robust, and municipal bond prices held up relatively well, on average, over the 12-month reporting period.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of September 1, 2007, through August 31, 2008, as provided by Douglas Gaylor, Portfolio Manager*

### Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier AMT-Free Municipal Bond Fund's Class A shares produced a total return of 2.35%, Class B shares returned 1.77%, Class C shares returned 1.59% and Class Z shares returned 2.53%.[1,2] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, produced a total return of 4.48%, and the average total return of funds reported in the Lipper General Municipal Debt Funds category was 1.92% for the same period.[3]

A credit crisis and economic slowdown produced heightened volatility during the reporting period among many asset classes, including municipal bonds. The fund produced lower returns than its benchmark, which is not subject to fees and expenses like a mutual fund, but performed relatively better as compared to its Lipper category average. The fund's relative performance compared to its Lipper category average was primarily due to the fund's focus on higher-quality AMT-free securities that sheltered it from the full brunt of market weakness.

### The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund also seeks to provide income exempt from the federal alternative minimum tax.

The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus.[4] The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including high yield (or junk) bonds. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

### Economic and Credit Concerns Weighed on Municipal Bonds

A credit crisis originating in the sub-prime mortgage market began to send shock waves throughout the financial markets before the reporting period began. Market turmoil continued into 2008 when highly leveraged institutional investors were forced by sub-prime related losses to sell their more creditworthy holdings, including municipal bonds. These developments were exacerbated by declining housing prices, soaring energy costs and a softer job market, which weighed heavily on the U.S. economy. Aggressive reductions of short-term interest rates by the Federal Reserve Board (the "Fed") so far appear to have had a relatively limited impact in preventing further economic deterioration.

Particularly heavy losses among municipal bonds through February 2008 were followed by a strong rebound in the spring, when the Fed reassured investors by participating in the rescue of a major investment bank. Although the market rallied, heightened volatility returned over the summer when a number of major financial institutions revealed new sub-prime related losses.

### Credit Quality Helped Support Fund Returns

In this challenging market environment, we emphasized municipal bonds with sound credit and liquidity profiles, and we maintained underweighted exposure to lower-rated and less liquid bonds. This strategy enabled the fund to avoid some of the harder-hit areas of the market. In addition, we focused on income-oriented bonds with maturities in the 20-year range, which offered most of the yield of longer term bonds but with less interest-rate risk. Indeed, the 20-year part of the maturity spectrum proved to be one of the market's stronger areas during the reporting period, and income-oriented "premium" bonds held up better than securities selling at discounts or par.

The fund received particularly favorable results from certain Texas school districts as well as bonds issued to finance hospitals. Bonds in the latter category had been punished during the downturn to levels we considered unwarranted, and they gained value as they returned to prices that more accurately reflected their credit fundamentals. Finally, when selling holdings, the fund benefited from strong demand among retail investors.

### Staying Cautious in a Volatile Market

As of the end of the reporting period, the U.S. economic downturn has persisted and the credit crisis has intensified. Therefore, we intend to maintain our focus on municipal bonds with strong credit and liquidity profiles.

September 15, 2008

[1]  *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and, for the tax year ending December 31, 2007, some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as it gives shareholders at least 90 days' prior notice, and which Dreyfus has committed to continue until at least January 1, 2009. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *Class Z is not subject to any initial or deferred sales charge.*

[3]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4]  *The fund may continue to own investment-grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier AMT-Free Municipal Bond Fund Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier AMT-Free Municipal Bond Fund on 8/31/98 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.*
**Effective January 1, 2008, the fund changed its name from Dreyfus Premier Select Municipal Bond Fund to Dreyfus Premier AMT-Free Municipal Bond Fund.**
*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/08*

| | Inception Date | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class Z shares** | | 2.53% | 4.13% | 4.27% |
| **Class A shares** | | | | |
| *with maximum sales charge (4.5%)* | **3/31/03** | **(2.28)%** | **2.90%** | **3.65%†††** |
| *without sales charge* | **3/31/03** | **2.35%** | **3.85%** | **4.12%†††** |
| **Class B shares** | | | | |
| *with applicable redemption charge* † | **3/31/03** | **(2.15)%** | **3.01%** | **4.06%†††,††††** |
| *without redemption* | **3/31/03** | **1.77%** | **3.36%** | **4.06%†††,††††** |
| **Class C shares** | | | | |
| *with applicable redemption charge* †† | **3/31/03** | **0.61%** | **3.09%** | **3.70%†††** |
| *without redemption* | **3/31/03** | **1.59%** | **3.09%** | **3.70%†††** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class A, B and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to March 31, 2003 (the inception date for Class A, B and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier AMT-Free Municipal Bond Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 3.61 | $ 6.17 | $ 7.46 | $ 2.32 |
| Ending value (after expenses) | $1,050.60 | $1,047.10 | $1,046.60 | $1,051.10 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 3.56 | $ 6.09 | $ 7.35 | $ 2.29 |
| Ending value (after expenses) | $1,021.62 | $1,019.10 | $1,017.85 | $1,022.87 |

† *Expenses are equal to the fund's annualized expense ratio of .70% for Class A, 1.20% for Class B, 1.45% for Class C and .45% for Class Z, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS
August 31, 2008

| Long-Term Municipal Investments−96.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama−2.1%** | | | | |
| Alabama Board of Education, Revenue (Calhoun Community College) (Insured; AMBAC) | 5.00 | 5/1/25 | 5,155,000 | 5,201,189 |
| Jefferson County Public Building Authority, LR Warrants (Insured; AMBAC) | 5.13 | 4/1/17 | 2,380,000 | 2,100,731 |
| **Alaska−1.6%** | | | | |
| Alaska Housing Finance Corporation, Mortgage Revenue | 5.10 | 6/1/12 | 790,000 | 791,564 |
| Alaska Industrial Development and Export Authority, Revenue (Providence Health and Services) | 5.00 | 10/1/31 | 4,790,000 | 4,744,447 |
| **Arizona−.8%** | | | | |
| Salt River Project Agricultural Improvement and Power District, COP (Desert Basin Independent Trust) (Insured; MBIA, Inc.) | 5.00 | 12/1/18 | 2,700,000 | 2,810,295 |
| **Arkansas−.3%** | | | | |
| Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory Project) (Insured; AMBAC) | 5.00 | 12/1/17 | 1,025,000 | 1,075,266 |
| **California−12.3%** | | | | |
| Beaumont Financing Authority, Local Agency Revenue (Insured; AMBAC) | 4.75 | 9/1/33 | 7,065,000 | 6,244,824 |
| California, GO | 5.25 | 10/1/16 | 295,000 | 295,711 |
| California, GO (Insured; MBIA, Inc.) | 5.25 | 9/1/10 | 105,000 [a] | 111,742 |
| California, GO (Various Purpose) (Insured; AMBAC) | 4.25 | 12/1/35 | 5,140,000 | 4,362,164 |
| California, GO (Veterans) (Insured; FSA) | 5.45 | 12/1/24 | 2,635,000 | 2,639,980 |
| California Department of Water Resources, Power Supply Revenue (Insured; XLCA) | 5.38 | 5/1/12 | 7,000,000 [a] | 7,787,780 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Public Works Board, LR (Department of Corrections) (Ten Administrative Segregation Housing Units) (Insured; AMBAC) | 5.25 | 3/1/21 | 1,000,000 | 1,035,540 |
| California Public Works Board, LR (University of California) (Insured; AMBAC) | 5.40 | 12/1/16 | 1,000,000 | 1,022,310 |
| California Statewide Communities Development Authority, Revenue (The Salk Institute for Biological Studies) (Insured; MBIA, Inc.) | 5.00 | 7/1/24 | 1,880,000 | 1,916,942 |
| Glendale Community College District, GO (Insured; FGIC) | 0.00 | 8/1/20 | 180,000 [b] | 101,187 |
| Glendale Community College District, GO (Insured; FGIC) | 0.00 | 8/1/21 | 1,520,000 [b] | 802,955 |
| Glendora Unified School District, GO (Insured; FGIC) | 0.00 | 8/1/26 | 2,575,000 [b] | 989,186 |
| Glendora Unified School District, GO (Insured; FGIC) | 0.00 | 8/1/27 | 2,000,000 [b] | 721,700 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/33 | 6,640,000 | 5,270,699 |
| Nevada Joint Union High School District, GO (Insured; FSA) | 5.00 | 8/1/22 | 1,160,000 | 1,197,688 |
| Placer Union High School District, GO (Insured; FSA) | 0.00 | 8/1/27 | 4,110,000 [b] | 1,570,308 |
| Placer Union High School District, GO (Insured; FSA) | 0.00 | 8/1/28 | 4,000,000 [b] | 1,441,280 |
| San Juan Unified School District, GO (Insured; MBIA, Inc.) | 5.25 | 8/1/20 | 1,425,000 | 1,508,192 |
| Tustin Unified School District, Special Tax Bonds (Senior Lien Community Facilities District Number 97-1) (Insured; FSA) | 0.00 | 9/1/21 | 1,615,000 [b] | 871,486 |
| Walnut Valley Unified School District, GO (Insured; FGIC) | 6.50 | 8/1/19 | 1,765,000 | 1,793,911 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA, Inc.) | 4.75 | 9/1/16 | 1,000,000 | 1,016,050 |
| **Colorado−3.9%** | | | | |
| Black Hawk, Device Tax Revenue | 5.00 | 12/1/14 | 500,000 | 507,065 |
| Black Hawk, Device Tax Revenue | 5.00 | 12/1/18 | 600,000 | 581,928 |
| Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GNMA) | 5.88 | 1/20/20 | 1,940,000 | 1,992,671 |
| Colorado Water Resources and Power Development Authority, Drinking Water Revenue | 5.25 | 9/1/15 | 1,000,000 | 1,012,300 |
| E-470 Public Highway Authority, Senior Revenue (Insured; MBIA, Inc.) | 5.50 | 9/1/24 | 2,000,000 | 2,011,540 |
| Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA) | 0.00 | 6/15/11 | 8,500,000 [a,b] | 3,137,520 |
| Prairie Center Metropolitan District Number 3, Limited Property Tax Supported Primary Improvements Revenue | 5.40 | 12/15/31 | 4,750,000 | 4,053,650 |
| **Delaware−3.7%** | | | | |
| Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC) | 4.90 | 5/1/11 | 5,000,000 | 5,098,600 |
| Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC) | 5.20 | 2/1/19 | 6,000,000 | 6,121,320 |
| Delaware Housing Authority, Revenue | 5.15 | 7/1/17 | 560,000 | 571,973 |
| Delaware Housing Authority, Revenue | 5.40 | 7/1/24 | 800,000 | 823,088 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida—9.0%** | | | | |
| Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (Insured; Assured Guaranty) | 5.00 | 4/1/36 | 5,000,000 | 4,897,150 |
| Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program-Florida Universities) (Insured; MBIA, Inc.) | 5.50 | 10/1/17 | 2,000,000 | 2,085,560 |
| Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project) | 5.00 | 10/1/21 | 1,000,000 | 1,030,020 |
| Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC) | 5.00 | 3/1/15 | 1,000,000 | 1,052,680 |
| Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC) | 5.13 | 2/1/31 | 3,500,000 | 3,507,350 |
| Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue (Insured; AMBAC) | 5.00 | 10/1/18 | 1,705,000 | 1,776,849 |
| Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG) | 5.00 | 10/1/22 | 1,820,000 | 1,822,075 |
| Miami-Dade County Educational Facilities Authority, Revenue (University of Miami Issue) | 5.75 | 4/1/28 | 1,500,000 | 1,553,010 |
| Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC) | 5.00 | 11/1/26 | 1,000,000 | 1,003,930 |
| Orlando, Capital Improvement Special Revenue | 4.75 | 10/1/22 | 2,875,000 | 2,886,385 |
| Pace Property Finance Authority Inc., Utility System Improvement Revenue (Insured; AMBAC) | 5.13 | 9/1/12 | 1,055,000 | 1,067,555 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida (continued)** | | | | |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA, Inc.) | 5.00 | 8/1/21 | 2,000,000 | 2,035,660 |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA, Inc.) | 5.00 | 8/1/26 | 1,955,000 | 1,945,772 |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA, Inc.) | 5.00 | 8/1/31 | 850,000 | 827,348 |
| University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC) | 5.00 | 10/1/18 | 1,765,000 | 1,792,605 |
| Winter Park, Water and Sewer Revenue (Insured; AMBAC) | 5.38 | 12/1/19 | 1,525,000 | 1,620,008 |
| **Georgia—1.5%** | | | | |
| Atlanta, Tax Allocation Revenue (Atlantic Station Project) (Insured; Assured Guaranty) | 5.00 | 12/1/23 | 1,000,000 | 1,016,980 |
| Atlanta, Water and Wastewater Revenue (Insured; FGIC) | 5.50 | 11/1/18 | 1,200,000 | 1,307,028 |
| Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC) | 5.00 | 8/1/18 | 970,000 | 1,006,462 |
| Dahlonega, Water and Wastewater Revenue (Insured; Assured Guaranty) | 5.25 | 9/1/30 | 1,650,000 | 1,689,996 |
| **Idaho—1.8%** | | | | |
| Boise State University, Student Union and Housing System Revenue (Insured; FGIC) | 5.38 | 4/1/12 | 5,000 [a] | 5,470 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Idaho (continued)** | | | | |
| Boise State University, Student Union and Housing System Revenue (Insured; FGIC) | 5.38 | 4/1/12 | 2,955,000 [a] | 3,214,597 |
| Boise State University, Student Union and Housing System Revenue (Insured; FGIC) | 5.38 | 4/1/22 | 40,000 | 41,536 |
| Caldwell, Parity Lien Sewer Revenue (Insured; FSA) | 5.75 | 9/1/18 | 2,625,000 | 2,806,414 |
| **Illinois−4.8%** | | | | |
| Chicago Board of Education, Unlimited Tax GO (Dedicated Revenues) | 5.25 | 12/1/25 | 2,500,000 | 2,625,225 |
| Huntley, Special Service Area Number Nine Special Tax Bonds (Insured; Assured Guaranty) | 5.10 | 3/1/28 | 3,500,000 | 3,567,725 |
| Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC) | 6.00 | 2/1/28 | 750,000 | 774,465 |
| Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC) | 6.25 | 2/1/33 | 500,000 | 520,545 |
| Illinois Finance Authority, Revenue (Rush University Medical Center Obligated Group) (Insured; MBIA, Inc.) | 5.75 | 11/1/28 | 1,000,000 | 1,015,300 |
| Illinois Finance Authority, Revenue (Sherman Health Systems) | 5.50 | 8/1/37 | 2,000,000 | 1,871,160 |
| Illinois Health Facilities Authority, Revenue (Delnor-Community Hospital) (Insured; FSA) | 5.25 | 5/15/27 | 6,000,000 | 6,141,660 |
| **Kentucky−1.3%** | | | | |
| Barbourville, Educational Facilities First Mortgage Revenue (Union College Energy Conservation Project) | 5.25 | 9/1/26 | 1,500,000 | 1,460,820 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Kentucky (continued)** | | | | |
| Louisville/Jefferson County Metro Government, Health Facilities Revenue (Jewish Hospital and Saint Mary's Healthcare, Inc. Project) | 6.13 | 2/1/37 | 3,000,000 | 3,050,250 |
| **Louisiana—2.8%** | | | | |
| Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; AMBAC) | 5.50 | 5/1/15 | 705,000 | 753,800 |
| Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; MBIA, Inc.) | 5.25 | 3/1/17 | 4,500,000 | 4,599,765 |
| Orleans Parish School Board, Public School Revenue (Insured; FGIC) | 5.20 | 2/1/14 | 4,355,000 | 4,359,573 |
| **Maine—1.9%** | | | | |
| Maine Governmental Facilities Authority, Lease Rental Revenue (Insured; Assured Guaranty) | 5.00 | 10/1/25 | 1,450,000 | 1,492,789 |
| Maine Governmental Facilities Authority, Lease Rental Revenue (Insured; Assured Guaranty) | 5.00 | 10/1/26 | 755,000 | 774,834 |
| Maine Housing Authority, Mortgage Purchase Bonds | 5.35 | 11/15/21 | 4,290,000 | 4,341,480 |
| **Maryland—2.7%** | | | | |
| Hyattsville, Special Obligation Revenue (University Town Center Project) | 5.60 | 7/1/24 | 1,500,000 | 1,403,430 |
| Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue | 5.95 | 7/1/23 | 1,150,000 | 1,151,863 |
| Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue (Single Family Program) | 4.75 | 4/1/13 | 2,890,000 | 2,964,880 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project) | 5.25 | 9/15/14 | 1,295,000 | 1,404,415 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) | 5.75 | 7/1/12 | 2,000,000 [a] | 2,209,800 |
| **Michigan—4.1%** | | | | |
| Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC) | 6.25 | 12/13/08 | 1,000,000 | 1,008,810 |
| Jonesville Community Schools, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; MBIA, Inc.) | 5.00 | 5/1/16 | 685,000 | 743,088 |
| Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC) | 6.25 | 6/1/14 | 1,000,000 | 1,164,420 |
| Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project) | 5.50 | 7/1/20 | 1,255,000 | 1,195,099 |
| Lincoln Consolidated School District, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; FSA) | 5.00 | 5/1/16 | 1,155,000 | 1,256,524 |
| Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group) | 5.00 | 4/15/36 | 3,750,000 | 3,430,425 |
| Michigan Public Educational Facilities Authority, LOR (Nataki Talibah Schoolhouse of Detroit Project) | 6.50 | 10/1/30 | 3,040,000 | 2,836,259 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 6.00 | 6/1/34 | 3,000,000 | 2,575,800 |
| **Mississippi—.6%** | | | | |
| Horn Lake, Special Assessment Bonds (DeSoto Commons Project) (Insured; AMBAC) | 5.00 | 4/15/16 | 625,000 | 668,956 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Mississippi (continued)** | | | | |
| Mississippi Development Bank, Special Obligation Revenue (Waveland, GO Public Improvement Bond Project) (Insured; AMBAC) | 5.00 | 11/1/20 | 1,315,000 | 1,357,014 |
| **Missouri—1.3%** | | | | |
| Missouri Housing Development Commission, MFHR (Collateralized; FHA) | 4.85 | 12/1/11 | 275,000 | 287,557 |
| Missouri Housing Development Commission, MFHR (Collateralized; FHA) | 5.25 | 12/1/16 | 830,000 | 857,556 |
| Missouri Housing Development Commission, MFHR (Collateralized; FHA) | 5.38 | 12/1/18 | 755,000 | 772,931 |
| Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC) | 5.00 | 2/15/25 | 1,265,000 | 1,302,267 |
| Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC) | 5.00 | 2/15/26 | 1,325,000 | 1,358,973 |
| **Montana—.7%** | | | | |
| Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives, Inc. Project) (Insured; XLCA) | 5.25 | 10/1/20 | 780,000 | 814,000 |
| Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives, Inc. Project) (Insured; XLCA) | 5.25 | 10/1/23 | 1,615,000 | 1,658,815 |
| **Nebraska—.7%** | | | | |
| Municipal Energy Agency of Nebraska, Power Supply System Revenue (Insured; AMBAC) | 5.25 | 4/1/16 | 2,305,000 | 2,447,057 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Hampshire–.6%** | | | | |
| New Hampshire Housing Finance Authority, Multi-Family Revenue | 5.05 | 7/1/12 | 760,000 | 779,091 |
| New Hampshire Housing Finance Authority, Multi-Family Revenue | 5.15 | 7/1/13 | 1,175,000 | 1,201,790 |
| **New Jersey–1.6%** | | | | |
| New Jersey Turnpike Authority, Turnpike Revenue | 6.50 | 1/1/16 | 65,000 | 77,358 |
| New Jersey Turnpike Authority, Turnpike Revenue | 6.50 | 1/1/16 | 185,000 | 212,502 |
| New Jersey Turnpike Authority, Turnpike Revenue | 6.50 | 1/1/16 | 750,000 | 860,018 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/41 | 6,000,000 | 4,288,920 |
| **New York–.3%** | | | | |
| Seneca Nation Indians Capital Improvements Authority, Special Obligation Revenue | 5.00 | 12/1/23 | 1,000,000 c | 866,140 |
| **North Carolina–.4%** | | | | |
| Onslow County Hospital Authority, FHA Insured Mortgage Revenue (Onslow Memorial Hospital Project) (Insured; MBIA, Inc.) | 5.00 | 10/1/25 | 1,250,000 | 1,245,675 |
| **Ohio–4.3%** | | | | |
| Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds | 5.88 | 6/1/47 | 3,000,000 | 2,445,510 |
| Elyria City School District, GO Classroom Facilities and School Improvement Bonds (Insured; XLCA) | 5.00 | 12/1/35 | 6,100,000 | 5,922,795 |
| Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) | 6.50 | 11/15/12 | 570,000 | 601,122 |
| Maple Heights City School District Board of Education, COP (Wylie Athletic Complex Project) | 6.00 | 11/1/28 | 1,150,000 | 1,186,995 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement) | 4.75 | 12/1/27 | 2,000,000 | 2,011,480 |
| Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund) (Toledo School for the Arts Project) | 5.50 | 5/15/28 | 2,750,000 | 2,572,433 |
| **Oklahoma−.6%** | | | | |
| Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) (Insured; AMBAC) | 5.13 | 12/1/10 | 785,000 a | 841,167 |
| Tulsa Industrial Authority, Student Housing Revenue (The University of Tulsa) | 5.25 | 10/1/26 | 1,135,000 | 1,146,486 |
| **Oregon−1.3%** | | | | |
| Deschutes County Hospital Facility Authority, HR (Cascade Healthcare Community, Inc.) (Insured; AMBAC) | 5.38 | 1/1/35 | 2,000,000 | 1,984,520 |
| Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA, Inc.) | 5.50 | 1/1/14 | 590,000 | 603,181 |
| Oregon Housing and Community Services Department, Mortgage Revenue (Single-Family Mortgage Program) | 4.80 | 7/1/23 | 875,000 | 863,074 |
| Springfield School District Number 19, GO (Insured; FSA) | 0.00 | 6/15/24 | 2,100,000 b | 951,132 |
| **Pennsylvania−9.3%** | | | | |
| Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project) | 6.38 | 12/15/37 | 2,000,000 | 1,906,980 |
| Coatesville Area School District, GO (Insured; FSA) | 5.25 | 8/15/17 | 4,000,000 | 4,347,400 |
| Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project) | 6.00 | 1/1/25 | 2,000,000 | 1,701,020 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC) | 5.00 | 12/1/32 | 2,080,000 | 2,079,834 |
| Montour School District, GO (Insured; FSA) | 5.00 | 4/1/32 | 3,300,000 | 3,343,560 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University of Pennsylvania) | 5.88 | 7/1/38 | 1,500,000 | 1,460,775 |
| Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA) | 5.00 | 12/1/25 | 5,000,000 | 5,106,350 |
| Pennsylvania Industrial Development Authority, EDR | 5.50 | 7/1/23 | 2,000,000 | 2,073,680 |
| Philadelphia, GO (Insured; FSA) | 5.25 | 12/15/23 | 3,500,000 | 3,646,720 |
| Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System) | 5.00 | 5/15/11 | 1,410,000 | 1,426,004 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 6.25 | 12/1/11 | 730,000 [a] | 818,308 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 6.25 | 12/1/14 | 270,000 | 289,443 |
| State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA) | 5.25 | 3/15/21 | 1,210,000 | 1,252,144 |
| Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC) | 6.05 | 4/1/14 | 2,500,000 | 2,507,625 |
| **South Carolina—.3%** | | | | |
| Pickens County School District, GO (School District Enhance Program) | 5.00 | 5/1/09 | 1,135,000 [a] | 1,159,221 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas—16.6%** | | | | |
| Austin Convention Enterprises, Inc., Convention Center Hotel First Tier Revenue | 6.60 | 1/1/11 | 2,500,000 a | 2,732,250 |
| Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue | 6.00 | 1/1/15 | 1,580,000 | 1,544,513 |
| Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue | 5.75 | 1/1/24 | 2,750,000 | 2,527,608 |
| Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue | 5.75 | 1/1/34 | 1,000,000 | 882,700 |
| Barbers Hill Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; AMBAC) | 5.00 | 2/15/23 | 540,000 | 550,130 |
| Coastal Water Authority, Water Conveyance System Revenue (Insured; AMBAC) | 6.25 | 12/15/17 | 2,170,000 | 2,177,096 |
| Corpus Christi, Combination Tax and Municipal Hotel Occupancy Tax Revenue, Certificates of Obligation (Insured; FSA) | 5.50 | 9/1/18 | 1,955,000 | 2,095,037 |
| Corpus Christi, Utility System Revenue (Insured; FSA) | 5.00 | 7/15/21 | 1,000,000 | 1,025,250 |
| Del Mar College District, Limited Tax Bonds (Insured; FGIC) | 5.25 | 8/15/17 | 1,295,000 | 1,395,777 |
| Denton, GO (Insured; CIFG) | 5.00 | 2/15/22 | 450,000 | 466,137 |
| Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/23 | 135,000 b | 60,979 |
| El Paso Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 5.00 | 8/15/20 | 415,000 | 434,015 |
| Fort Worth, General Purpose Bonds | 5.00 | 3/1/20 | 700,000 | 730,051 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC) | 5.25 | 2/1/18 | 1,000,000 | 1,052,040 |
| Houston, Tax and Revenue Certificates of Obligation | 5.63 | 3/1/11 | 550,000 [a] | 594,220 |
| Houston, Tax and Revenue Certificates of Obligation | 5.63 | 3/1/11 | 300,000 [a] | 324,426 |
| Houston, Water and Sewer System Revenue (Insured; FSA) | 5.00 | 12/1/18 | 1,145,000 | 1,199,330 |
| Lake Worth Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 2/15/23 | 1,435,000 [b] | 678,238 |
| Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC) | 5.00 | 8/1/21 | 1,000,000 | 1,010,870 |
| Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC) | 5.00 | 8/1/21 | 740,000 | 750,811 |
| Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC) | 5.00 | 8/1/29 | 1,000,000 | 997,390 |
| Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/30 | 4,000,000 [b] | 1,221,080 |
| Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/31 | 9,110,000 [b] | 2,618,852 |
| Little Elm Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/22 | 1,285,000 [b] | 605,582 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Retirement Corporation Project) (Collateralized; GNMA) | 5.50 | 1/20/21 | 995,000 | 1,027,795 |
| Lubbock Housing Finance Corporation, MFHR (Las Colinas, Quail Creek and Parkridge Place Apartments Projects) | 6.00 | 7/1/22 | 1,175,000 | 1,016,962 |
| McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC) | 5.00 | 8/15/26 | 1,300,000 | 1,330,030 |
| Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 5.50 | 8/15/20 | 1,100,000 | 1,177,968 |
| Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/27 | 1,000,000 [b] | 375,020 |
| Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/28 | 4,675,000 [b] | 1,601,375 |
| Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 2/15/21 | 2,000,000 [b] | 1,070,400 |
| Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 2/15/22 | 1,750,000 [b] | 886,112 |
| Montgomery Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 5.00 | 2/15/25 | 2,065,000 | 2,129,779 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| North Harris Montgomery Community College District, Limited Tax GO Building Bonds (Insured; FGIC) | 5.38 | 2/15/17 | 145,000 | 154,738 |
| North Texas Tollway Authority, First Tier System Revenue | 5.63 | 1/1/33 | 5,000,000 | 4,918,200 |
| North Texas Tollway Authority, First Tier System Revenue | 5.75 | 1/1/40 | 3,000,000 | 2,952,630 |
| North Texas Tollway Authority, Second Tier System Revenue | 5.75 | 1/1/38 | 5,000,000 | 4,841,350 |
| Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC) | 5.00 | 9/1/24 | 1,035,000 | 1,052,750 |
| San Antonio | 5.00 | 2/1/16 | 120,000 | 120,253 |
| San Antonio, Electric and Gas Revenue | 5.50 | 2/1/20 | 255,000 | 290,667 |
| Schertz-Cibolo Universal City Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 2/1/32 | 5,545,000 [b] | 1,517,389 |
| Sharyland Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 5.00 | 2/15/17 | 1,130,000 | 1,207,563 |
| Texas National Research Laboratory Commission Financing Corporation, LR (Superconducting Super Collider Project) | 6.95 | 12/1/12 | 535,000 | 588,703 |
| Wylie Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program) | 0.00 | 8/15/24 | 3,500,000 [b] | 1,559,355 |
| **Utah−.4%** | | | | |
| Intermountain Power Agency, Subordinated Power Supply Revenue | 5.25 | 7/1/22 | 1,500,000 | 1,544,400 |
| **Virginia−.7%** | | | | |
| Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center) | 5.25 | 6/1/19 | 1,120,000 | 1,174,454 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Virginia (continued)** | | | | |
| Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA, Inc.) | 5.00 | 5/15/19 | 1,200,000 | 1,253,568 |
| **Washington—1.9%** | | | | |
| Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project) | 4.00 | 6/1/24 | 2,645,000 | 2,394,809 |
| Washington Health Care Facilities Authority, Insured Mortgage Revenue (Highline Medical Center) (Collateralized; FHA) | 6.25 | 8/1/36 | 4,000,000 | 4,189,440 |
| **Wisconsin—.3%** | | | | |
| Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA) | 5.10 | 7/1/22 | 1,000,000 | 1,042,350 |
| **Total Long-Term Municipal Investments** (cost $337,222,732) | | | | **332,421,447** |
| | | | | |
| **Short-Term Municipal Investments—2.5%** | | | | |
| **Georgia—.6%** | | | | |
| Burke County Development Authority, PCR, CP (Liquidity Facility; Rabobank Nederland) | 9.00 | 9/3/08 | 2,000,000 | 2,000,000 |
| **Maryland—.6%** | | | | |
| Carroll County, Revenue (Fairhaven and Copper Ridge—Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian and Liquidity Facility; Branch Banking and Trust Co.) | 9.00 | 9/7/08 | 2,000,000 [d] | 2,000,000 |
| **Minnesota—.3%** | | | | |
| Minneapolis, Health Care System Revenue, Refunding (Fairview Health Services) (Insured; MBIA, Inc. and Liquidity Facility; Citibank NA) | 9.75 | 9/7/08 | 1,200,000 [d] | 1,200,000 |

| Short-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania−.7%** | | | | |
| York General Authority, Pooled Financing Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 10.00 | 9/7/08 | 2,300,000 d | 2,300,000 |
| **Tennessee−.3%** | | | | |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 8.50 | 9/7/08 | 1,000,000 d | 1,000,000 |
| **Total Short-Term Municipal Investments** (cost $8,500,000) | | | | **8,500,000** |
| **Total Investments** (cost $345,722,732) | | | **99.0%** | **340,921,447** |
| **Cash and Receivables (Net)** | | | **1.0%** | **3,500,351** |
| **Net Assets** | | | **100.0%** | **344,421,798** |

*a*  *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

*b*  *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

*c*  *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, this security amounted to $866,140 or .3% of net assets.*

*d*  *Variable rate demand note—rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance  Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement  Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 46.3 |
| AA | | Aa | | AA | 25.0 |
| A | | A | | A | 14.5 |
| BBB | | Baa | | BBB | 5.8 |
| BB | | Ba | | BB | 2.6 |
| F1 | | MIG1/P1 | | SP1/A1 | 1.8 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 4.0 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[e]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
August 31, 2008

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 345,722,732 | 340,921,447 |
| Interest receivable | | 4,414,973 |
| Receivable for investment securities sold | | 1,000,035 |
| Receivable for shares of Common Stock subscribed | | 8,073 |
| Prepaid expenses | | 21,989 |
| | | **346,366,517** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 143,411 |
| Cash overdraft due to Custodian | | 1,114,038 |
| Payable for shares of Common Stock redeemed | | 624,445 |
| Accrued expenses | | 62,825 |
| | | **1,944,719** |
| **Net Assets ($)** | | **344,421,798** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 351,499,031 |
| Accumulated net realized gain (loss) on investments | | (2,275,948) |
| Accumulated net unrealized appreciation (depreciation) on investments | | (4,801,285) |
| **Net Assets ($)** | | **344,421,798** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Net Assets ($) | 81,427,831 | 2,384,781 | 8,363,583 | 252,245,603 |
| Shares Outstanding | 6,155,597 | 180,197 | 632,338 | 19,060,191 |
| **Net Asset Value Per Share ($)** | **13.23** | **13.23** | **13.23** | **13.23** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2008

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **17,525,597** |
| **Expenses:** | |
| Management fee–Note 3(a) | 2,088,912 |
| Shareholder servicing costs–Note 3(c) | 464,325 |
| Distribution fees–Note 3(b) | 75,549 |
| Registration fees | 67,832 |
| Professional fees | 54,207 |
| Custodian fees–Note 3(c) | 44,713 |
| Directors' fees and expenses–Note 3(d) | 26,265 |
| Prospectus and shareholders' reports | 22,988 |
| Loan commitment fees–Note 2 | 2,789 |
| Interest expense–Note 2 | 2,213 |
| Miscellaneous | 54,484 |
| **Total Expenses** | **2,904,277** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (1,032,311) |
| Less–reduction in fees due to earnings credits–Note 1(b) | (10,633) |
| **Net Expenses** | **1,861,333** |
| **Investment Income–Net** | **15,664,264** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 245,379 |
| Net unrealized appreciation (depreciation) on investments | (7,320,630) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(7,075,251)** |
| **Net Increase in Net Assets Resulting from Operations** | **8,589,013** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
| --- | --- | --- |
|  | 2008 | 2007 |
| **Operations ($):** | | |
| Investment income–net | 15,664,264 | 11,524,258 |
| Net realized gain (loss) on investments | 245,379 | (192,026) |
| Net unrealized appreciation (depreciation) on investments | (7,320,630) | (3,993,776) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **8,589,013** | **7,338,456** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A Shares | (3,321,541) | (1,459,167) |
| Class B Shares | (111,552) | (68,891) |
| Class C Shares | (290,967) | (118,271) |
| Class Z Shares | (11,923,505) | (9,848,853) |
| **Total Dividends** | **(15,647,565)** | **(11,495,182)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 27,618,826 | 24,924,153 |
| Class B Shares | 588,649 | 161,682 |
| Class C Shares | 2,071,875 | 1,429,639 |
| Class Z Shares | 10,778,759 | 7,926,127 |
| Net assets received in connection with reorganization–Note 1 | – | 160,929,132 |
| Dividends reinvested: | | |
| Class A Shares | 2,346,506 | 1,002,621 |
| Class B Shares | 61,364 | 37,305 |
| Class C Shares | 109,794 | 40,828 |
| Class Z Shares | 8,338,652 | 6,747,383 |
| Cost of shares redeemed: | | |
| Class A Shares | (21,656,059) | (15,691,293) |
| Class B Shares | (1,465,087) | (1,124,627) |
| Class C Shares | (1,187,212) | (861,915) |
| Class Z Shares | (30,030,556) | (25,044,679) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(2,424,489)** | **160,476,356** |
| **Total Increase (Decrease) in Net Assets** | **(9,483,041)** | **156,319,630** |
| **Net Assets ($):** | | |
| Beginning of Period | 353,904,839 | 197,585,209 |
| **End of Period** | **344,421,798** | **353,904,839** |

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2008 | 2007 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 2,052,601 | 1,818,008 |
| Shares issued in connection with reorganization−Note 1 | − | 4,491,764 |
| Shares issued for dividends reinvested | 175,332 | 73,247 |
| Shares redeemed | (1,602,100) | (1,140,827) |
| **Net Increase (Decrease) in Shares Outstanding** | **625,833** | **5,242,192** |
| **Class B[a]** | | |
| Shares sold | 43,695 | 11,866 |
| Shares issued in connection with reorganization−Note 1 | − | 265,313 |
| Shares issued for dividends reinvested | 4,585 | 2,721 |
| Shares redeemed | (109,344) | (82,119) |
| **Net Increase (Decrease) in Shares Outstanding** | **(61,064)** | **197,781** |
| **Class C** | | |
| Shares sold | 153,587 | 104,445 |
| Shares issued in connection with reorganization−Note 1 | − | 470,127 |
| Shares issued for dividends reinvested | 8,205 | 2,988 |
| Shares redeemed | (88,507) | (62,727) |
| **Net Increase (Decrease) in Shares Outstanding** | **73,285** | **514,833** |
| **Class Z** | | |
| Shares sold | 801,821 | 570,445 |
| Shares issued in connection with reorganization−Note 1 | − | 6,698,718 |
| Shares issued for dividends reinvested | 622,764 | 490,233 |
| Shares redeemed | (2,231,685) | (1,821,392) |
| **Net Increase (Decrease) in Shares Outstanding** | **(807,100)** | **5,938,004** |

[a]   *During the period ended August 31, 2008, 36,543 Class B shares representing $493,136 were automatically converted to 36,558 Class A shares and during the period ended August 31, 2007, 17,526 Class B shares representing $240,291 were automatically converted to 17,528 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.50 | 13.81 | 13.97 | 13.85 | 13.45 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .58 | .55 | .55 | .54 | .56 |
| Net realized and unrealized gain (loss) on investments | (.27) | (.30) | (.16) | .14 | .40 |
| Total from Investment Operations | .31 | .25 | .39 | .68 | .96 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.58) | (.56) | (.55) | (.55) | (.56) |
| Dividends from net realized gain on investments | – | – | – | (.01) | (.00)[b] |
| Total Distributions | (.58) | (.56) | (.55) | (.56) | (.56) |
| Net asset value, end of period | 13.23 | 13.50 | 13.81 | 13.97 | 13.85 |
| **Total Return (%)[c]** | 2.35 | 1.79 | 2.92 | 5.01 | 7.27 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .98 | .99 | 1.01 | .99 | .96 |
| Ratio of net expenses to average net assets | .70 | .69 | .69 | .69 | .70 |
| Ratio of net investment income to average net assets | 4.33 | 4.05 | 4.03 | 3.92 | 4.09 |
| Portfolio Turnover Rate | 49.59 | 43.08 | 17.59 | 9.47 | 9.74 |
| Net Assets, end of period ($ x 1,000) | 81,428 | 74,676 | 3,970 | 3,574 | 795 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
*See notes to financial statements.*

| | | | Year Ended August 31, | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.51 | 13.81 | 13.98 | 13.85 | 13.44 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .51 | .49 | .48 | .48 | .49 |
| Net realized and unrealized gain (loss) on investments | (.27) | (.30) | (.16) | .14 | .41 |
| Total from Investment Operations | .24 | .19 | .32 | .62 | .90 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.52) | (.49) | (.49) | (.48) | (.49) |
| Dividends from net realized gain on investments | – | – | – | (.01) | (.00)[b] |
| Total Distributions | (.52) | (.49) | (.49) | (.49) | (.49) |
| Net asset value, end of period | 13.23 | 13.51 | 13.81 | 13.98 | 13.85 |
| **Total Return (%)[c]** | 1.77 | 1.36 | 2.34 | 4.57 | 6.85 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.54 | 1.57 | 1.56 | 1.54 | 1.58 |
| Ratio of net expenses to average net assets | 1.20 | 1.19 | 1.19 | 1.19 | 1.19 |
| Ratio of net investment income to average net assets | 3.84 | 3.57 | 3.55 | 3.46 | 3.56 |
| Portfolio Turnover Rate | 49.59 | 43.08 | 17.59 | 9.47 | 9.74 |
| Net Assets, end of period ($ x 1,000) | 2,385 | 3,260 | 600 | 544 | 374 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.50 | 13.81 | 13.98 | 13.85 | 13.44 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .48 | .44 | .46 | .44 | .45 |
| Net realized and unrealized gain (loss) on investments | (.27) | (.30) | (.18) | .14 | .42 |
| Total from Investment Operations | .21 | .14 | .28 | .58 | .87 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.48) | (.45) | (.45) | (.44) | (.46) |
| Dividends from net realized gain on investments | – | – | – | (.01) | (.00)[b] |
| Total Distributions | (.48) | (.45) | (.45) | (.45) | (.46) |
| Net asset value, end of period | 13.23 | 13.50 | 13.81 | 13.98 | 13.85 |
| **Total Return (%)[c]** | 1.59 | 1.02 | 2.08 | 4.30 | 6.58 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.73 | 1.74 | 1.76 | 1.74 | 1.82 |
| Ratio of net expenses to average net assets | 1.45 | 1.44 | 1.44 | 1.44 | 1.44 |
| Ratio of net investment income to average net assets | 3.58 | 3.32 | 3.29 | 3.20 | 3.24 |
| Portfolio Turnover Rate | 49.59 | 43.08 | 17.59 | 9.47 | 9.74 |
| Net Assets, end of period ($ x 1,000) | 8,364 | 7,549 | 611 | 539 | 433 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01 per share.
[c]  Exclusive of sales charge.
See notes to financial statements.

|  | Year Ended August 31, | | | | |
| Class Z Shares | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.51 | 13.81 | 13.98 | 13.86 | 13.44 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .62 | .59 | .59 | .58 | .60 |
| Net realized and unrealized gain (loss) on investments | (.28) | (.30) | (.17) | .13 | .42 |
| Total from Investment Operations | .34 | .29 | .42 | .71 | 1.02 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.62) | (.59) | (.59) | (.58) | (.60) |
| Dividends from net realized gain on investments | – | – | – | (.01) | (.00)[b] |
| Total Distributions | (.62) | (.59) | (.59) | (.59) | (.60) |
| Net asset value, end of period | 13.23 | 13.51 | 13.81 | 13.98 | 13.86 |
| **Total Return (%)** | 2.53 | 2.11 | 3.11 | 5.28 | 7.73 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .76 | .76 | .77 | .75 | .75 |
| Ratio of net expenses to average net assets | .45 | .44 | .44 | .44 | .45 |
| Ratio of net investment income to average net assets | 4.58 | 4.31 | 4.30 | 4.21 | 4.37 |
| Portfolio Turnover Rate | 49.59 | 43.08 | 17.59 | 9.47 | 9.74 |
| Net Assets, end of period ($ x 1,000) | 252,246 | 268,420 | 192,404 | 207,034 | 215,510 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier AMT-Free Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

On January 1, 2008, the fund's name was changed from "Dreyfus Premier Select Municipal Bond Fund" to "Dreyfus Premier AMT-Free Municipal Bond Fund".

As of the close of business on March 20, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Select Intermediate Municipal Bond Fund ("Premier Select Intermediate") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Z shares of Premier Select Intermediate received Class A, Class B, Class C and Class Z shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Premier Select Intermediate at the time of the exchange. The net asset value of the fund's shares on the close of business March 20, 2007, after the reorganization was

$13.89 for Class A, $13.90 for Class B, $13.89 for Class C and $13.90 for Class Z shares, and a total of 1,170,358 Class A shares, 121,213 Class B shares, 343,004 Class C shares and 6,698,718 Class Z shares, representing net assets of $112,824,639 (including $2,991,757 net unrealized appreciation on investments) were issued to Premier Select Intermediate's shareholders in the exchange. The exchange was a tax-free event to Premier Select Intermediate shareholders.

As of the close of business on March 13, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier State Municipal Bond Fund, Texas Series ("Premier State Texas") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B and Class C shares of Premier State Texas received Class A, Class B and Class C shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Premier State Texas at the time of the exchange. The net asset value of the fund's shares on the close of business March 13, 2007, after the reorganization was $13.91 for Class A, $13.91 for Class B and $13.90 for Class C, and a total of 3,321,406 Class A shares, 144,100 Class B shares and 127,123 Class C shares, representing net assets of $48,104,493 (including $1,858,622 net unrealized appreciation on investments) were issued to Premier State Texas shareholders in the exchange. The exchange was a tax-free event to Premier State Texas shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $281,473, accumulated capital losses $2,107,207 and net unrealized depreciation $4,731,293. In addition, the fund had $238,733 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2008. If not applied, $746,744 of the carryover expires in fiscal 2009, $1,278,066 expires in fiscal 2010, $74,950 expires in fiscal 2012 and $7,447 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: tax exempt income of $15,647,565 and $11,495,182, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and a capital loss carryover expiration, the fund decreased accumulated undistributed investment income-net by $16,699, increased net realized gain (loss) on investments by $366,796 and decreased paid-in capital by $350,097. Net assets and net asset value per share were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowing.

The average daily amount of borrowings outstanding under the Facility during the period end August 31, 2008 was $61,500, with a related weighted average annualized interest rate of 3.60%.

## NOTE 3—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, taxes, brokerage fees, interest on borrowings, commitment fees and extra-ordinary expenses, do not exceed an annual rate of .45% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $1,032,311 during the period ended August 31, 2008.

During the period ended August 31, 2008, the Distributor retained $2,217 from commissions earned on sales of the fund's Class A shares, and $1,067 and $242 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2008, Class B and Class C shares were charged $14,553 and $60,996, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include per-sonal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A, Class B and Class C shares were charged $191,798, $7,276 and $20,332 respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended August 31, 2008, Class Z shares were charged $128,082 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $69,364 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $5,325 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $44,713 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $175,277, Rule 12b-1 distribution plan fees $6,345, shareholder services plan fees $19,580, custodian fees $11,117, chief compliance officer fees $3,760 and transfer agency per account fees $11,559, which are offset against an expense reimbursement currently in effect in the amount of $84,227.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $169,686,487, and $166,522,000, respectively.

At August 31, 2008, the cost of investments for federal income tax purpose was $345,652,740; accordingly accumulated net unrealized depreciation on investments was $4,731,293, consisting of $4,859,109 gross unrealized appreciation and $9,590,402 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier AMT-Free Municipal Bond Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier AMT-Free Municipal Bond Fund (formerly, Dreyfus Premier Select Municipal Bond Fund) (one of the series comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier AMT-Free Municipal Bond Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
October 22, 2008

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 157
—————————

**David W. Burke (72)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85
—————————

**William Hodding Carter III (73)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

*No. of Portfolios for which Board Member Serves:* 27
—————————

**Gordon J. Davis (67)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 36

48

**Joni Evans (66)**
**Board Member (1991)**

*Principal Occupation During Past 5 Years:*
- Chief Executive Officer, www.wowOwow.com an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

**Ehud Houminer (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 63

————————

**Richard C. Leone (68)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
- The American Prospect, Director
- Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

**Hans C. Mautner (70)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

*No. of Portfolios for which Board Member Serves:* 27

## Robin A. Melvin (44)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
- Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

## Burton N. Wallack (57)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
- President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 27

————————

## John E. Zuccotti (71)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Emeritus Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 27

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier
AMT-Free Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DMUAX | Class B: DMUBX | Class C: DMUCX |
| --- | --- | --- | --- |
| | Class Z: DRMBX | | |

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0319AR0808

# Dreyfus Premier High Yield Municipal Bond Fund

**ANNUAL REPORT** August 31, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier High Yield Municipal Bond Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened bond market volatility. As investors grew more risk averse, they moved away from riskier market sectors toward the relative credit safety of U.S. government securities, and more stable money market funds. Yet, high yield bond prices held up relatively well over the 12-month reporting period. It appears that weakness in consumer debt markets, such as mortgages, has not severely undermined credit conditions for most issuers of corporate bonds.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of September 1, 2007, through August 31, 2008, as provided by W. Michael Petty and James Welch, Portfolio Managers*

### Fund and Market Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Premier High Yield Municipal Bond Fund's Class A shares produced a –1.67% total return, Class C shares produced a –2.43% total return and Class Z shares produced a –1.59% total return.[1] The fund's benchmark, the Lehman Brothers Municipal Bond Index, which, unlike the fund does not include securities of below investment grade credit quality, produced a 4.48% total return. The average return for the fund's Lipper category was –3.14% for the same period, which is reflective of products of more similar average credit quality.[2,3]

During the reporting period, high yield municipal bonds encountered some of the more severe bouts of heightened volatility in several decades, primarily due to intensifying economic concerns and a global credit crisis in fixed-income markets. The fund underperformed its benchmark and its Lipper category average, as lower-rated securities proved more sensitive to these forces than investment-grade bonds.

### The Fund's Investment Approach

The fund primarily seeks high current income exempt from federal income tax. Secondarily, the fund may seek capital appreciation to the extent consistent with its primary goal. To pursue its goals, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund normally invests at least 65% of its assets in municipal bonds rated BBB/Baa or lower by independent rating agencies or the unrated equivalent as determined by Dreyfus. Municipal bonds rated below investment grade (BB/Ba or lower) are commonly known as "high yield" or "junk" bonds. The fund may invest up to 35% of its assets in higher-quality municipal bonds rated AAA/Aaa to A, or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds, we may assess the current interest rate environment and the municipal bond's credit profile and potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, including those that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which sell at a price below their face value, or to "premium" bonds, which sell at a price above their face value. The fund's allocation to either discount or premium bonds will change with our view of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

### Economic and Credit Concerns Weighed on Municipal Bonds

Like many other asset classes, municipal bonds encountered heightened volatility during a U.S. economic downturn and global credit crisis. Led by a sharp slump in home prices, the U.S. economy suffered from rising unemployment, a surge in mortgage foreclosures, and soaring food and energy prices. At the same time, global fixed-income markets were hurt by a credit crisis that began before the start of the reporting period in the U.S. sub-prime mortgage market, resulting in financial distress among independent municipal bond insurers and difficult liquidity conditions in the auction-rate securities market. As might be expected, lower-quality municipal bonds experienced significant price volatility more than investment-grade municipal credits under these conditions. Price dislocations also played a significant role in this downturn, which affected the lower-quality municipal bonds to a greater extent than the investment-grade municipal bonds.

### Credit Research More Important than Ever

As the downturn intensified, we sharpened our focus on the efforts of our credit analysts to evaluate the underlying financial strength of the fund's holdings and candidates for investment. Indeed, our longstanding belief that municipal bond insurance is an external credit enhancement, not a substitute for in-depth credit analysis, put the fund in a relatively good position when the financial markets and rating agencies began to question the condition of bond insurers.

This approach enabled us to upgrade the fund's credit profile and, together with an emphasis on broad diversification across industry groups, geographical regions and individual issues, avoid some of the harder hit areas of the high yield municipal bond market. For example, the fund stayed away from bonds that we regarded as overleveraged, as well as investments backed by relatively speculative real estate assets. Conversely, our research-intensive approach uncovered income and total return opportunities in sectors of the municipal bond market that, in our judgment, had declined more severely than was warranted by underlying credit fundamentals. On the other hand, the fund's performance was undermined by our holdings in bonds backed by the states' settlement of litigation with U.S. tobacco companies.

### Maintaining a Cautious Investment Posture

As of the reporting period's end, the U.S. economy has remained weak and the credit crisis has intensified. Therefore, we intend to maintain a relatively defensive stance, including a focus on bonds that, in our analysis, enjoy relatively good liquidity characteristics and rank toward the higher end of the high yield credit spectrum.

September 15, 2008

[1]  *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the applicable contingent deferred sales charges imposed on redemptions in the case of Class A shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier High Yield Municipal Bond Fund Class Z shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier High Yield Municipal Bond Fund on 9/30/05 (inception date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All capital gains and distributions are reinvested. Performance for Class A and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities.*

*The Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/08*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class Z shares** | **9/30/05** | **(1.59)%** | **3.76%** |
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **3/15/07** | **(6.11)%** | **2.08%††** |
| *without sales charge* | **3/15/07** | **(1.67)%** | **3.70%††** |
| **Class C shares** | | | |
| *with applicable redemption charge †* | **3/15/07** | **(3.36)%** | **3.33%††** |
| *without redemption* | **3/15/07** | **(2.43)%** | **3.33%††** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†† *The total return performance figures presented for Class A and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to March 15, 2007 (the inception date for Class A and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Yield Municipal Bond Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2008

|  | Class A | Class C | Class Z |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.16 | $ 9.12 | $ 4.75 |
| Ending value (after expenses) | $1,031.50 | $1,027.40 | $1,032.00 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

|  | Class A | Class C | Class Z |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.13 | $ 9.07 | $ 4.72 |
| Ending value (after expenses) | $1,020.06 | $1,016.14 | $1,020.46 |

† *Expenses are equal to the fund's annualized expense ratio of 1.01% for Class A, 1.79% for Class C and .93% for Class Z, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

| Long-Term Municipal Investments−90.2% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alaska−.7%** | | | | |
| Alaska Industrial Development and Export Authority, Community Provider Revenue (Boys and Girls Home and Family Services, Inc. Project) | 5.88 | 12/1/27 | 2,000,000 | 1,766,080 |
| **Arizona−4.0%** | | | | |
| Pima County Industrial Development Authority, Education Facilities Revenue (Sonoran Science Academy Tucson Project) | 5.75 | 12/1/37 | 2,750,000 | 2,337,665 |
| Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project) | 5.63 | 7/1/38 | 3,000,000 | 2,668,290 |
| Pinal County Electrical District Number 4, Electric System Revenue | 6.00 | 12/1/38 | 1,150,000 | 1,131,738 |
| Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare) | 5.25 | 9/1/30 | 3,700,000 | 3,558,586 |
| **California−2.8%** | | | | |
| California Statewide Communities Development Authority, Environmental Facilities Revenue (Microgy Holdings Project) | 9.00 | 12/1/38 | 1,500,000 | 1,504,095 |
| California Statewide Communities Development Authority, Revenue (Bentley School) | 6.75 | 7/1/32 | 995,000 | 994,881 |
| California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) | 5.25 | 7/1/35 | 3,300,000 | 2,959,506 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/33 | 1,000,000 | 793,780 |
| Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation) | 0.00 | 6/1/36 | 5,710,000 [a] | 635,295 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Colorado–3.8%** | | | | |
| Arista Metropolitan District, Special Revenue | 6.75 | 12/1/35 | 1,000,000 | 897,920 |
| Arista Metropolitan District, Subordinate Special Revenue | 9.25 | 12/1/37 | 1,000,000 | 1,058,020 |
| Colorado Educational and Cultural Facilities Authority, Independent School Improvement Revenue (Vail Christian High School Project) | 5.50 | 6/1/37 | 2,000,000 | 1,728,260 |
| Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group) | 5.90 | 8/1/37 | 3,500,000 | 3,019,205 |
| Colorado Health Facilities Authority, Revenue (Christian Living Communities Project) | 5.75 | 1/1/37 | 2,000,000 | 1,749,780 |
| El Paso County, SFMR (Collateralized: FNMA and GNMA) | 6.20 | 11/1/32 | 710,000 | 725,421 |
| **Connecticut–1.2%** | | | | |
| Mashantucket Western Pequot Tribe, Special Revenue | 6.50 | 9/1/31 | 3,000,000 [b] | 2,887,620 |
| **District of Columbia–2.4%** | | | | |
| District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA) | 6.65 | 6/1/30 | 2,915,000 | 3,053,492 |
| District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA) | 7.50 | 12/1/30 | 1,240,000 | 1,316,173 |
| District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds | 6.50 | 5/15/33 | 620,000 | 590,556 |
| District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds | 0.00 | 6/15/46 | 11,560,000 [a] | 540,546 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **District of Columbia (continued)** | | | | |
| Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation) | 10.13 | 9/1/11 | 220,000 | 220,090 |
| **Florida—3.4%** | | | | |
| Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project) | 6.25 | 9/1/27 | 3,000,000 b | 2,990,070 |
| Jacksonville Economic Development Commission, IDR (Gerdau Ameristeel US Inc. Project) | 5.30 | 5/1/37 | 1,700,000 | 1,341,776 |
| Palm Bay, Educational Facilities Revenue (Patriot Charter School Project) | 7.00 | 7/1/36 | 4,000,000 | 3,868,920 |
| **Georgia—.7%** | | | | |
| Georgia Housing and Finance Authority, SFMR | 5.60 | 12/1/32 | 1,685,000 | 1,788,880 |
| **Idaho—2.0%** | | | | |
| Power County Industrial Development Corporation, SWDR (FMC Corporation Project) | 6.45 | 8/1/32 | 5,000,000 | 4,948,600 |
| **Illinois—7.1%** | | | | |
| Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA) | 6.00 | 10/1/33 | 455,000 | 479,256 |
| Harvey, GO | 5.63 | 12/1/32 | 4,000,000 | 3,799,400 |
| Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project) | 6.25 | 5/1/12 | 1,000,000 c | 1,132,150 |
| Illinois Finance Authority, MFHR (Dekalb Supportive Living Facility Project) | 6.10 | 12/1/41 | 2,750,000 | 2,367,942 |
| Illinois Finance Authority, Revenue (Sherman Health Systems) | 5.50 | 8/1/37 | 3,000,000 | 2,806,740 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois (continued)** | | | | |
| Quad Cities Regional Economic Development Authority, MFHR (Heritage Woods of Moline SLF Project) | 6.00 | 12/1/41 | 1,000,000 | 848,510 |
| Will Kankakee Regional Development Authority, MFHR (Senior Estates Supportive Living Project) | 7.00 | 12/1/42 | 2,000,000 | 1,911,280 |
| Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project) | 6.00 | 1/1/26 | 3,755,000 | 3,365,269 |
| Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project) | 6.00 | 1/1/27 | 420,000 | 375,152 |
| **Iowa–.4%** | | | | |
| Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue | 6.00 | 6/1/36 | 1,000,000 | 960,150 |
| **Kansas–1.5%** | | | | |
| Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA) | 5.70 | 12/1/35 | 885,000 | 919,188 |
| Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA) | 6.25 | 12/1/35 | 2,570,000 | 2,705,002 |
| **Kentucky–.4%** | | | | |
| Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program) | 5.50 | 5/1/27 | 1,070,000 | 1,085,483 |
| **Louisiana–7.4%** | | | | |
| Lakeshore Villages Master Community Development District, Special Assessment Revenue | 5.25 | 7/1/17 | 4,867,000 | 4,373,243 |
| Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects) | 6.75 | 11/1/32 | 4,000,000 | 3,936,320 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Louisiana (continued)** | | | | |
| Louisiana Public Facilities Authority, Revenue (SUSLA Facilities Inc. Project) | 5.75 | 7/1/39 | 4,000,000 | 3,518,920 |
| Saint James Parish, SWDR (Freeport-McMoRan Partnership Project) | 7.70 | 10/1/22 | 2,530,000 | 2,529,545 |
| Saint John the Baptist Parish, Revenue (Marathon Oil Corporation Project) | 5.13 | 6/1/37 | 4,000,000 | 3,456,960 |
| **Maryland—1.1%** | | | | |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue) | 6.00 | 1/1/28 | 2,500,000 | 2,557,125 |
| **Massachusetts—.6%** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (Fisher College Issue) | 5.13 | 4/1/30 | 1,780,000 | 1,519,070 |
| **Michigan—3.7%** | | | | |
| Charyl Stockwell Academy, COP | 5.90 | 10/1/35 | 2,080,000 | 1,829,838 |
| Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project) | 6.00 | 7/1/35 | 2,000,000 | 1,868,780 |
| Michigan Strategic Fund, SWDR (Genesee Power Station Project) | 7.50 | 1/1/21 | 4,385,000 | 4,234,594 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 6.00 | 6/1/48 | 1,250,000 | 1,042,162 |
| **Minnesota—2.8%** | | | | |
| Cottage Grove, Subordinate Senior Housing Revenue (PHS/Cottage Grove, Inc. Project) | 6.00 | 12/1/46 | 1,500,000 | 1,409,430 |
| North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project) | 6.50 | 10/1/47 | 3,000,000 | 3,000,780 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Minnesota (continued)** | | | | |
| Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) | 6.00 | 11/15/30 | 1,500,000 | 1,484,415 |
| Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) | 6.00 | 11/15/35 | 1,000,000 | 978,250 |
| **Mississippi—1.6%** | | | | |
| Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project) | 5.90 | 5/1/22 | 1,500,000 | 1,456,755 |
| Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA) | 6.25 | 12/1/32 | 2,305,000 | 2,415,410 |
| **Missouri—1.4%** | | | | |
| Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project) | 5.63 | 12/1/28 | 3,000,000 | 2,823,630 |
| Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA) | 7.50 | 3/1/31 | 580,000 | 610,850 |
| **New Hampshire—.7%** | | | | |
| New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue) | 5.25 | 6/1/36 | 1,900,000 | 1,666,680 |
| **New Jersey—2.7%** | | | | |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.75 | 6/15/29 | 3,070,000 | 2,923,223 |
| New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue) | 5.50 | 7/1/19 | 425,000 | 394,604 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Healthcare System Obligated Group Issue) | 6.63 | 7/1/38 | 3,000,000 | 2,874,720 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 0.00 | 6/1/41 | 4,000,000 a | 280,480 |
| **New Mexico–.4%** | | | | |
| New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA) | 6.15 | 7/1/35 | 830,000 | 867,591 |
| **New York–3.2%** | | | | |
| New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project) | 6.25 | 3/1/15 | 1,500,000 | 1,516,635 |
| New York Liberty Development Corporation, Revenue (National Sports Museum Project) | 6.13 | 2/15/19 | 2,500,000 | 2,219,700 |
| New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group) | 6.25 | 12/1/37 | 4,000,000 | 3,915,440 |
| **Ohio–2.8%** | | | | |
| Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds | 6.50 | 6/1/47 | 7,500,000 | 6,696,600 |
| **Oklahoma–.7%** | | | | |
| Chickasaw Nation, Health System Bonds | 6.25 | 12/1/32 | 1,680,000 | 1,686,737 |
| **Other State–.8%** | | | | |
| Munimae Tax Exempt Subsidiary LLC | 5.90 | 9/30/20 | 2,000,000 | 1,894,380 |
| **Pennsylvania–6.6%** | | | | |
| Delaware County Industrial Development Authority, Revenue (Resource Recovery Facility) | 6.20 | 7/1/19 | 5,025,000 | 5,043,944 |
| Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project) | 6.00 | 9/1/36 | 5,000,000 | 4,676,450 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project) | 6.88 | 4/1/36 | 2,000,000 | 2,013,760 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University Pennsylvania) | 6.00 | 7/1/42 | 2,500,000 | 2,455,350 |
| Susquehanna Area Regional Airport Authority, Airport System Revenue | 6.50 | 1/1/38 | 1,825,000 | 1,746,671 |
| **Rhode Island—.5%** | | | | |
| Central Falls Detention Facility Corporation, Detention Facility Revenue (The Donald W. Wyatt Detention Facility) | 7.25 | 7/15/35 | 1,100,000 | 1,107,953 |
| **South Carolina—2.2%** | | | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.50 | 12/1/12 | 2,600,000 b,c,d | 2,919,813 |
| Richland County, EIR (International Paper Company Project) | 6.10 | 4/1/23 | 2,500,000 | 2,403,075 |
| **Tennessee—1.2%** | | | | |
| The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project) | 5.00 | 10/1/25 | 600,000 | 518,766 |
| The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project) | 6.00 | 10/1/35 | 2,800,000 | 2,484,944 |
| **Texas—12.9%** | | | | |
| Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue | 5.75 | 1/1/34 | 6,000,000 | 5,296,200 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| Brazos River Authority, PCR (TXU Electric Company Project) | 8.25 | 5/1/33 | 2,000,000 | 2,010,980 |
| Brazos River Authority, PCR (TXU Energy Company LLC Project) | 5.00 | 3/1/41 | 2,500,000 | 1,570,050 |
| Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project) | 5.13 | 5/15/33 | 1,500,000 | 1,235,925 |
| Dallas-Fort Worth International Airport Facility Improvement Corporation, Revenue (American Airlines, Inc.) | 6.00 | 11/1/14 | 3,900,000 | 2,737,176 |
| Dallas-Fort Worth International Airport Facility Improvement Corporation, Revenue (American Airlines, Inc.) | 9.00 | 5/1/15 | 1,750,000 | 1,315,545 |
| Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project) | 7.00 | 12/1/36 | 5,000,000 | 4,099,050 |
| North Texas Tollway Authority, First Tier System Revenue | 5.75 | 1/1/40 | 3,000,000 | 2,952,630 |
| North Texas Tollway Authority, Second Tier System Revenue | 6.13 | 1/1/31 | 4,000,000 | 4,057,360 |
| Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project) | 6.25 | 9/1/36 | 2,250,000 | 2,078,865 |
| Willacy County Local Government Corporation, Project Revenue | 6.00 | 3/1/09 | 320,000 | 326,147 |
| Willacy County Local Government Corporation, Project Revenue | 6.88 | 9/1/28 | 4,000,000 | 3,806,880 |
| **Washington—2.4%** | | | | |
| Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects) | 5.50 | 6/1/27 | 1,640,000 | 1,545,618 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Washington (continued)** | | | | |
| Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects) | 5.60 | 6/1/37 | 1,500,000 | 1,369,485 |
| Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project) | 5.60 | 9/1/25 | 1,675,000 | 1,615,420 |
| Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project) | 5.75 | 9/1/30 | 1,250,000 | 1,185,088 |
| **West Virginia–.4%** | | | | |
| The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project) | 5.25 | 10/15/37 | 1,000,000 | 939,040 |
| **Wisconsin–2.0%** | | | | |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 6.13 | 6/1/27 | 2,490,000 [b,d] | 2,478,745 |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 6.38 | 6/1/32 | 2,300,000 | 2,328,129 |
| **Wyoming–.4%** | | | | |
| Sweetwater County, SWDR (FMC Corporation Project) | 5.60 | 12/1/35 | 1,000,000 | 876,460 |
| **U.S. Related–1.3%** | | | | |
| Puerto Rico Commonwealth, Public Improvement GO (Insured; MBIA, Inc.) | 6.00 | 7/1/28 | 3,000,000 | 3,173,280 |
| **Total Long-Term Municipal Investments** (cost $232,801,554) | | | | **218,182,433** |

| Short-Term Municipal Investments—10.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Georgia—3.1%** | | | | |
| Burke County Development Authority, PCR, CP (Liquidity Facility; Rabobank Nederland) | 9.00 | 9/3/08 | 7,500,000 | 7,500,000 |
| **Maryland—.6%** | | | | |
| Carroll County, Revenue (Fairhaven and Copper Ridge—Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian and Liquidity Facility; Branch Banking and Trust Co.) | 9.00 | 9/7/08 | 1,500,000 e | 1,500,000 |
| **North Carolina—3.6%** | | | | |
| North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 10.20 | 9/7/08 | 8,700,000 e | 8,700,000 |
| **Oregon—1.7%** | | | | |
| Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank) | 9.00 | 9/7/08 | 4,000,000 e | 4,000,000 |
| **Rhode Island—.0%** | | | | |
| Providence Housing Authority, MFHR (Cathedral Square Apartments I Project) (LOC; Bank of America) | 2.50 | 9/1/08 | 85,000 e | 85,000 |
| **Tennessee—1.3%** | | | | |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 8.50 | 9/7/08 | 1,000,000 e | 1,000,000 |

| Short-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Tennessee (continued)** | | | | |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 8.50 | 9/7/08 | 500,000 e | 500,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 8.50 | 9/7/08 | 1,600,000 e | 1,600,000 |
| **Total Short-Term Municipal Investments** (cost $24,885,000) | | | | **24,885,000** |
| **Total Investments** (cost $257,686,554) | | | **100.5%** | **243,067,433** |
| **Liabilities, Less Cash and Receivables** | | | **(.5%)** | **(1,110,096)** |
| **Net Assets** | | | **100.0%** | **241,957,337** |

[a] *Security issued with a zero coupon. Income is recognized through the accretion of discount.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $11,276,248 or 4.7% of net assets.*
[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[d] *Collateral for floating rate borrowings.*
[e] *Variable rate demand note—rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 6.3 |
| AA | | Aa | | AA | 2.0 |
| A | | A | | A | 8.4 |
| BBB | | Baa | | BBB | 27.1 |
| BB | | Ba | | BB | 8.4 |
| B | | B | | B | .8 |
| CCC | | Caa | | CCC | 2.4 |
| F1 | | MIG1/P1 | | SP1/A1 | 9.7 |
| Not Rated[f] | | Not Rated[f] | | Not Rated[f] | 34.9 |
| | | | | | **100.0** |

† *Based on total investments.*
[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 257,686,554 | 243,067,433 |
| Interest receivable | | 4,132,682 |
| Receivable for shares of Common Stock subscribed | | 718,245 |
| Prepaid expenses | | 26,751 |
| | | **247,945,111** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 192,959 |
| Cash overdraft due to Custodian | | 383,184 |
| Payable for floating rate notes issued–Note 4 | | 2,545,000 |
| Payable for investment securities purchased | | 1,500,000 |
| Payable for shares of Common Stock redeemed | | 1,266,483 |
| Interest and expense payable related to floating rate notes issued–Note 4 | | 14,042 |
| Accrued expenses | | 86,106 |
| | | **5,987,774** |
| **Net Assets ($)** | | **241,957,337** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 260,941,143 |
| Accumulated undistributed investment income–net | | 76,180 |
| Accumulated net realized gain (loss) on investments | | (4,440,865) |
| Accumulated net unrealized appreciation (depreciation) on investments | | (14,619,121) |
| **Net Assets ($)** | | **241,957,337** |

## Net Asset Value Per Share

|  | Class A | Class C | Class Z |
|---|---|---|---|
| Net Assets ($) | 59,169,066 | 30,730,012 | 152,058,259 |
| Shares Outstanding | 4,912,239 | 2,548,562 | 12,615,280 |
| **Net Asset Value Per Share ($)** | **12.05** | **12.06** | **12.05** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2008

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **13,148,293** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,252,950 |
| Distribution/Service Plan fees–Note 3(b) | 389,497 |
| Shareholder servicing costs–Note 3(b) | 284,715 |
| Interest and expense related to floating rate notes issued–Note 4 | 97,532 |
| Registration fees | 78,689 |
| Professional fees | 46,664 |
| Custodian fees–Note 3(b) | 22,477 |
| Directors' fees and expenses–Note 3(c) | 16,883 |
| Prospectus and shareholders' reports | 16,118 |
| Loan commitment fees–Note 2 | 1,202 |
| Miscellaneous | 17,910 |
| **Total Expenses** | **2,224,637** |
| Less–reduction in fees due to earnings credits–Note 1(b) | (3,386) |
| **Net Expenses** | **2,221,251** |
| **Investment Income–Net** | **10,927,042** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (4,132,919) |
| Net realized gain (loss) on financial futures | 68,138 |
| **Net Realized Gain (Loss)** | **(4,064,781)** |
| Net unrealized appreciation (depreciation) on investments | (10,767,985) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(14,832,766)** |
| **Net (Decrease) in Net Assets Resulting from Operations** | **(3,905,724)** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2008 | 2007[a] |
| **Operations ($):** | | |
| Investment income−net | 10,927,042 | 5,927,846 |
| Net realized gain (loss) on investments | (4,064,781) | (352,701) |
| Net unrealized appreciation (depreciation) on investments | (10,767,985) | (6,311,882) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(3,905,724)** | **(736,737)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Class A Shares | (2,580,171) | (256,811) |
| Class C Shares | (940,793) | (62,669) |
| Class Z Shares | (7,292,232) | (5,603,678) |
| Net realized gain on investments: | | |
| Class Z Shares | − | (288,921) |
| **Total Dividends** | **(10,813,196)** | **(6,212,079)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 68,236,957 | 30,094,833 |
| Class C Shares | 26,948,111 | 9,766,792 |
| Class Z Shares | 79,263,708 | 98,202,070 |
| Dividends reinvested: | | |
| Class A Shares | 1,684,467 | 160,777 |
| Class C Shares | 315,538 | 21,014 |
| Class Z Shares | 5,935,250 | 4,647,682 |
| Cost of shares redeemed: | | |
| Class A Shares | (35,067,212) | (1,170,463) |
| Class C Shares | (4,428,500) | (45,730) |
| Class Z Shares | (49,946,872) | (51,323,330) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **92,941,447** | **90,353,645** |
| **Total Increase (Decrease) in Net Assets** | **78,222,527** | **83,404,829** |
| **Net Assets ($):** | | |
| Beginning of Period | 163,734,810 | 80,329,981 |
| **End of Period** | **241,957,337** | **163,734,810** |
| Undistributed investment income−net | 76,180 | − |

| | Year Ended August 31, | |
|---|---|---|
| | 2008 | 2007 [a] |
| **Capital Share Transactions:** | | |
| **Class A** | | |
| Shares sold | 5,455,502 | 2,242,173 |
| Shares issued for dividends reinvested | 136,681 | 12,157 |
| Shares redeemed | (2,845,951) | (88,323) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,746,232** | **2,166,007** |
| **Class C** | | |
| Shares sold | 2,151,475 | 729,777 |
| Shares issued for dividends reinvested | 25,720 | 1,603 |
| Shares redeemed | (356,490) | (3,523) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,820,705** | **727,857** |
| **Class Z** | | |
| Shares sold | 6,340,494 | 7,278,859 |
| Shares issued for dividends reinvested | 479,167 | 345,098 |
| Shares redeemed | (3,994,186) | (3,856,834) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,825,475** | **3,767,123** |

[a]  *The fund commenced offering three classes of shares on March 15, 2007. The existing shares were redesignated Class Z and the fund added Class A and Class C shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | |
|---|---|---|
| **Class A Shares** | 2008 | 2007[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 12.90 | 13.63 |
| Investment Operations: | | |
| Investment income—net[b] | .66 | .28 |
| Net realized and unrealized gain (loss) on investments | (.86) | (.72) |
| Total from Investment Operations | (.20) | (.44) |
| Distributions: | | |
| Dividends from investment income—net | (.65) | (.29) |
| Net asset value, end of period | 12.05 | 12.90 |
| **Total Return (%)[c]** | (1.67) | 1.57[d] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets | 1.02 | 1.27[e] |
| Ratio of net expenses to average net assets[f] | 1.02 | 1.27[e] |
| Ratio of net investment income to average net assets | 5.28 | 4.51[e] |
| Portfolio Turnover Rate | 76.05 | 55.80 |
| Net Assets, end of period ($ x 1,000) | 59,169 | 27,948 |

[a] From March 15, 2007 (commencement of initial offering) to August 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

| | Year Ended August 31, | |
| --- | --- | --- |
| **Class C Shares** | 2008 | 2007[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 12.91 | 13.63 |
| Investment Operations: | | |
| Investment income—net[b] | .57 | .23 |
| Net realized and unrealized | | |
|   gain (loss) on investments | (.87) | (.71) |
| Total from Investment Operations | (.30) | (.48) |
| Distributions: | | |
| Dividends from investment income—net | (.55) | (.24) |
| Net asset value, end of period | 12.06 | 12.91 |
| **Total Return (%)[c]** | (2.43) | 1.27[d] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets | 1.80 | 1.99[e] |
| Ratio of net expenses to average net assets[f] | 1.80 | 1.99[e] |
| Ratio of net investment income | | |
|   to average net assets | 4.53 | 3.69[e] |
| Portfolio Turnover Rate | 76.05 | 55.80 |
| Net Assets, end of period ($ x 1,000) | 30,730 | 9,397 |

[a]  *From March 15, 2007 (commencement of initial offering) to August 31, 2007.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
[e]  *Annualized.*
[f]  *Expense waivers and/or reimbursements amounted to less than .01%.*
*See notes to financial statements.*

| | Year Ended August 31, | | |
|---|---|---|---|
| Class Z Shares | 2008 | 2007[a] | 2006[b] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 12.91 | 13.34 | 12.50 |
| Investment Operations: | | | |
| Investment income–net[c] | .67 | .63 | .57 |
| Net realized and unrealized gain (loss) on investments | (.87) | (.39) | .82 |
| Total from Investment Operations | (.20) | .24 | 1.39 |
| Distributions: | | | |
| Dividends from investment income–net | (.66) | (.63) | (.55) |
| Dividends from net realized gain on investments | – | (.04) | – |
| Total Distributions | (.66) | (.67) | (.55) |
| Net asset value, end of period | 12.05 | 12.91 | 13.34 |
| **Total Return (%)** | (1.59) | 1.65 | 11.35[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | .97 | 1.24 | 1.24[e] |
| Ratio of net expenses to average net assets | .97[f] | 1.24[f] | 1.18[e] |
| Ratio of net investment income to average net assets | 5.32 | 4.62 | 4.68[e] |
| Portfolio Turnover Rate | 76.05 | 55.80 | 74.52[d] |
| Net Assets, end of period ($ x 1,000) | 152,058 | 126,390 | 80,330 |

[a] *The fund commenced offering three classes of shares on March 15, 2007. The existing shares were redesignated Class Z and the fund added Class A and Class C shares.*

[b] *From September 30, 2005 (commencement of operations) to August 31, 2006.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Expense waivers and/or reimbursements amounted to less than .01%.*

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Yield Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of the Manager is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class Z (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the accumulated earnings on a tax basis were as follows: undistributed tax exempt income $85,304, accumulated capital losses $715,251 and unrealized depreciation $14,582,688. In addition, the fund had $3,762,047 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2008. If not applied, the carryover expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: tax exempt income $10,813,196 and $5,923,158 and ordinary income $0 and $288,921, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $37,666, increased accumulated net realized gain (loss) on investments by $37,250 and increased paid-in capital by $416. Net assets and net asset value per share were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2008, the fund did not borrow under the Facility.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2008, the Distributor retained $42,287 from commissions earned on sales of the fund's Class A shares and  $6,281 from CDSCs on redemptions of the fund's Class C shares.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2008, Class C shares were charged $157,687, pursuant to the Plan.

Under the Service Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and /or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended August 31, 2008, Class Z shares were charged $231,810 pursuant to the Service Plan.

Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2008, Class A and Class C shares were charged $123,427 and $52,562, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $47,051 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $3,386 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $22,477 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $122,355, Rule 12b-1 distribution plan fees $17,467, shareholder service plan fees $27,627, custodian fees $12,284, chief compliance officer fees $3,760 and transfer agency per account fees $9,466.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** A 2% redemption fee is charged and retained by the fund on certain shares redeemed within sixty days following the date of issuance subject to exceptions, including redemptions made through use of the fund's exchange privilege. During the period ended August 31, 2008, there were no redemption fees charged and retained by the fund.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended August 31, 2008, amounted to $215,566,689 and $148,276,100, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At August 31, 2008, there were no open financial future contracts outstanding.

At August 31, 2008, the cost of investments for federal income tax purposes was $255,105,121; accordingly, accumulated net unrealized depreciation on investments was $14,582,688, consisting of $783,015 gross unrealized appreciation and $15,365,703 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier High Yield Municipal Bond Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier High Yield Municipal Bond Fund (one of the series comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier High Yield Municipal Bond Fund at August 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
October 22, 2008

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 157

————————

**David W. Burke (72)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85

————————

**William Hodding Carter III (73)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

**Gordon J. Davis (67)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 36

## Joni Evans (66)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
- Chief Executive Officer, www.wowOwow.com an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 27

——————————

## Ehud Houminer (68)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 63

——————————

## Richard C. Leone (68)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
- The American Prospect, Director
- Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 27

——————————

## Hans C. Mautner (70)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

*No. of Portfolios for which Board Member Serves:* 27

## Robin A. Melvin (44)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
- Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

## Burton N. Wallack (57)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
- President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 27

————————

## John E. Zuccotti (71)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Emeritus Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 27

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier
High Yield Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Class A: DHYAX     Class C: DHYCX     Class Z: DHMBX

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**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

6165AR0808